UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
August 2, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Interim group management report
Condensed Interim Consolidated Financial Statements
Notes
Supervisory Board and Managing Board
Review report
Quarterly summary
Siemens financial calendar

Introduction
     Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding quarterly financial reports, and comprises Condensed Interim Consolidated Financial Statements and an Interim group management report in accordance with § 37x (3) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations thereof as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2009, which includes a detailed analysis of our operations and activities.
     Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures[1]	Q3 and first nine months of fiscal 2010[2]
(unaudited; in millions of €, except where otherwise stated)
1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors profit; ROE; ROCE; Free cash flow; cash conversion rate; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	April 1, 2010 — June 30, 2010 and October 1, 2009 — June 30, 2010.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2010 and 2009 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 868,863 and 866,426 respectively and for the first nine months to 867,890 and 864,282 shares respectively.

5	Discontinued operations primarily consist of former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Profit margin including PPA effects is 16.0% for Healthcare and 12.6% for Diagnostics.

8	Return on equity is calculated as annualized Income before income taxes of Q3 divided by average allocated equity for Q3 of fiscal 2010 (€1.475 billion).

Interim group management report
Overview of financial results for the third quarter of fiscal 2010
(Three months ended June 30, 2010)
•	For the first time since the fourth quarter of fiscal 2008, both revenue and orders increased year-over-year. Revenue also increased sequentially for the second quarter in a row in fiscal 2010.

•	Orders of €20.871 billion were up 22% compared to the prior-year quarter (16% organically), including order growth in all three Sectors and all three reporting regions. The combined order backlog for the Sectors increased to €89 billion.

•	Revenue of €19.170 billion was 4% higher (level organically), despite substantial order declines throughout the prior fiscal year.

•	Total Sectors profit for the quarter rose 40% year-over-year, to €2.331 billion.

•	Income from continuing operations was €1.441 billion (basic EPS €1.63), up 18% from the third quarter a year earlier, and net income of €1.435 billion (basic EPS €1.62) was 9% higher.

•	Free cash flow from continuing operations improved substantially, to €2.145 billion from €1.064 billion in the third quarter a year ago.
     Management’s perspective on third-quarter results. In the third quarter of fiscal 2010, Siemens gained further momentum. Such rapid order growth last occurred in 2008. Strong demand took the combined order backlog for the Sectors to the highest level since we adopted our Sector reporting structure at the beginning of fiscal 2008. Profit Total Sectors also reached its highest point under this Sector structure.
     Strong order growth lifts Sectors’ backlog. All three Sectors delivered topline growth in the third quarter, and our short-cycle businesses grew particularly quickly. Orders climbed 22%, the first quarterly increase in new orders compared to a prior-year period since the fourth quarter of fiscal 2008. Revenue rose more modestly at 4%, due to lower order intake during prior periods. Reported orders and revenue both benefited from currency translation effects. On an organic basis, excluding currency translation and portfolio effects, orders rose 16% and revenue came in level with the prior-year quarter. The Total Sectors book-to-bill ratio was 1.10. The combined order backlog for the three Sectors, which benefited from positive currency translation effects, increased to €89 billion. This is the highest level since we adopted our Sector structure at the beginning of fiscal 2008.
     Sequential revenue growth continues in all Sectors in the third quarter of fiscal 2010. Revenue in Industry rose 7% compared to the prior-year period on higher sales in five of the Sector’s six Divisions. Healthcare revenue increased 10% year-over-year with contributions from all Divisions. Reported revenue in Energy came in just above the prior-year level. All three Sectors posted their second straight quarter of sequential revenue growth in fiscal 2010. On a geographic basis, higher revenue included double-digit increases in Asia, Australia and the Americas, again including strong growth in emerging markets. Within an overall decline in the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East, revenue rose 9% in Germany.

     Double-digit order growth in all Sectors. Order intake increased in all Sectors, led by a 33% rise in Industry including double-digit growth in all Divisions. Energy reported order growth of 18%, due mainly to substantially higher volume from major orders. Healthcare also posted double-digit demand growth with all Divisions contributing to the increase. Orders grew in all three regions. The Americas reported the sharpest increase, due in part to a number of large Energy contracts won during the quarter. Double-digit growth in Europe, C.I.S., Africa, Middle East was led by Industry. Within an overall increase for Asia, Australia, orders came in lower in India due to a large power transmission order in the prior-year period.
     Total Sectors profit reached €2.331 billion in the third quarter. This is the highest total since we adopted our Sector structure at the beginning of fiscal 2008. All three Sectors delivered profit increases compared to the prior-year period. Energy remained the top earnings contributor, again executing well on its large order backlog. Industry produced high double-digit profit growth, due mainly to recovery of its short cycle businesses as well as tight cost management. Healthcare also posted high double-digit profit growth, in part because the prior-year period was burdened by charges of €128 million associated with particle therapy contracts.
     Income climbs on strong rise in Total Sectors profit. Income from continuing operations for the third quarter rose 18% year-over-year, to €1.441 billion. Basic earnings per share (EPS) on a continuing basis rose to €1.63 from €1.35 a year earlier. Higher Total Sectors profit was the main driver of these increases. Corporate items and pensions for the third quarter improved year-over-year, and Centrally managed portfolio activities recorded a lower loss. These improvements were more than offset by significantly lower profit from Equity Investments, lower gains from disposals of real estate at Siemens Real Estate (SRE), a loss at Siemens IT Solutions and Services, and negative results from Corporate Treasury activities. Net income rose to €1.435 billion in the third quarter. A year earlier, net income of €1.317 billion included €93 million in income from discontinued operations, which benefited from a €154 million effect related to the sale of a stake in the enterprise networks business. Basic EPS increased to €1.62 compared to €1.45 a year earlier.

     Sectors generate substantial increase in Free cash flow. Free cash flow at the Sector level climbed to €2.867 billion in the third quarter, taking Free cash flow from continuing operations up to €2.145 billion from €1.064 billion in the prior-year period. Free cash flow from continuing operations rose on the strong increase in Total Sectors profit compared to the prior-year period and positive changes in net working capital. The current period included approximately €0.1 billion in outflows for severance charges relating to structural initiatives as well as SG&A reduction. The prior-year quarter included approximately €0.3 billion in outflows stemming from previous charges related to project reviews and structural initiatives as well as to SG&A reduction. The cash conversion rate climbed to 1.49 compared to 0.87 in the same quarter a year earlier.
     ROCE rises on higher income. On a continuing basis, return on capital employed (ROCE) rose to 14.2% from 11.7% in the third quarter a year earlier. The increase was due mainly to higher income from continuing operations. To a lesser extent, ROCE improved on a decline in average capital employed.
     Pension underfunding increases. The estimated underfunding of Siemens’ principal pension plans as of June 30, 2010, amounted to approximately €6.1 billion, compared to an underfunding of approximately €4.0 billion at the end of fiscal 2009 and approximately €4.6 billion at the end of the second quarter.
     The decline in funded status since March 31, 2010 is due primarily to an increase in Siemens’ defined benefit obligation (DBO) and, to a lesser extent, a negative return on plan assets. The DBO rose due to a decrease in the discount rate assumption as of June 30, 2010 as well as with accrued service and interest costs.

Results of Siemens
Results of Siemens — Three months ended June 30, 2010
     The following discussion presents selected information for Siemens for the third quarter of fiscal 2010:
     Orders and revenue
     In the third quarter, demand increased in all Sectors, with particular strength in our short-cycle businesses. As a result, orders climbed 22%, to €20.871 billion, the first quarterly increase in new orders compared to a prior-year period since the fourth quarter of fiscal 2008. Revenue rose more modestly at 4%, to €19.170 billion, due to lower order intake during prior periods. Reported orders and revenue both benefited from currency translation effects. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders rose 16% and revenue came in level with the prior-year quarter. The book-to-bill ratio for Total Sectors was 1.10, and 1.09 for Siemens overall. The combined order backlog for the three Sectors increased to €89 billion as of June 30, 2010, benefiting from positive currency translation effects.

	New Orders (location of customer)
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009(1)	Actual	Adjusted(2)	Currency	Portfolio
Europe, C.I.S.(3), Africa, Middle East	11,043	9,750	13%	11%	3%	(1)%
therein Germany	3,363	2,327	45%	44%	0%	0%
Americas	6,350	4,322	47%	35%	12%	(1)%
therein U.S.	4,556	3,008	51%	40%	13%	(1)%
Asia, Australia	3,478	3,088	13%	3%	10%	0%
therein China	1,457	1,077	35%	29%	7%	0%
therein India	528	592	(11)%	(20)%	9%	0%
Siemens	20,871	17,160	22%	16%	7%	(1)%

(1)	Certain prior-year information was reclassified to conform to the current regional presentation.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.
     Orders related to external customers rose 22% in the third quarter of fiscal 2010. The Industry Sector – our largest Sector by revenue – saw orders climb 33% compared to a low basis of comparison in the same period a year earlier. The steadily increasing demand in the Sector’s short-cycle businesses was accompanied by more stable long-cycle businesses, resulting in double-digit order growth at all Industry Divisions for the quarter. Order intake increased 18% in the Energy Sector, largely due to a higher volume from major orders at Power Transmission, Renewable Energy and Oil & Gas. In contrast, order intake at Fossil Power Generation came in 14% below the prior-year period. The Healthcare Sector recorded double-digit order growth, on higher order intake at all Divisions.
     Orders rose 13% in the region Europe, C.I.S., Africa, Middle East – our largest reporting region. Order intake in the Industry Sector increased 29% in the region, led by Mobility which took in a large rolling stock order in Russia during the third quarter. Orders also rose in Energy and Healthcare, due primarily to a number of major orders at Power Transmission and higher demand at Imaging & IT. Major orders won by the Energy Sector in the current period were the primary driver of the 45% order growth in Germany. Order intake rose 47% in the Americas, driven by substantially higher demand in the Energy Sector, including a higher volume from major orders at Fossil Power Generation and Renewable Energy. Order development was also influenced by positive currency translation effects, primarily from the U.S. dollar. Orders in Industry and Healthcare also came in above the prior-year level in the Americas region. In Asia, Australia orders increased 13% year-over-year on strong growth in Industry and Healthcare, and on positive currency translation effects. Order intake came in well below the prior-year level in the Energy Sector, due primarily to a lower volume from major orders. Order growth of 35% in China was driven by higher demand in Industry and Healthcare. Lower order intake in India was due primarily to comparison to the prior-year period, which included a large contract win at Power Transmission.

	Revenue (location of customer)
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009(1)	Actual	Adjusted(2)	Currency	Portfolio
Europe, C.I.S.(3), Africa, Middle East	10,103	10,303	(2)%	(3)%	2%	(1)%
therein Germany	2,859	2,612	9%	9%	0%	0%
Americas	5,485	4,922	11%	3%	9%	(1)%
therein U.S.	3,885	3,742	4%	(3)%	8%	(1)%
Asia, Australia	3,582	3,123	15%	6%	9%	0%
therein China	1,566	1,376	14%	9%	5%	0%
therein India	474	386	23%	8%	15%	0%
Siemens	19,170	18,348	4%	0%	5%	0%

(1)	Certain prior-year information was reclassified to conform to the current regional presentation.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.
     Revenue related to external customers rose 4% compared to third quarter a year earlier, including positive currency translation effects that contributed to revenue increases in all Sectors. Revenue in the Industry Sector came in 7% above the prior-year period, due primarily to strong growth at the Sector’s short-cycle businesses led by Industry Automation and OSRAM. Revenue rose 10% in the Healthcare Sector, with Imaging & IT leading higher absolute sales at all of Healthcare’s Divisions. Reported revenue came in just above the prior-year quarter in the Energy Sector, due to lower order intake in prior periods. On an organic basis, only Renewable Energy recorded higher revenue in the Sector.
     In Europe, C.I.S., Africa, Middle East, third-quarter revenue decreased 2% year-over-year, including lower sales in Energy and Healthcare. Revenue in the Industry Sector came in just above the prior-year period, with only Industry Automation and OSRAM reporting increases compared to the third quarter a year earlier. Higher sales in Germany included growth in all Sectors, including a strong revenue contribution from the Mobility Division and growth at Industry’s short-cycle businesses. Due primarily to positive currency translation effects, particularly from the U.S. dollar, revenue rose 11% in the Americas, including increases in reported revenue in all Sectors. On an organic basis, only the Healthcare Sector recorded a modest sales increase in the U.S. year-over-year. Revenue rose 15% in Asia, Australia, benefiting from positive currency translation effects. Double-digit revenue increases in Industry and Healthcare were only partly offset by a decline in the Energy Sector. Revenue development in China followed a similar pattern as for the Asia, Australia region overall. Revenue increased 23% in India, including strong positive currency translation effects and substantially higher sales at Power Transmission.

Consolidated Statements of Income

	Three months
	ended June 30,
(in millions of €)	2010	2009	% Change
Gross profit on revenue	5,787	4,981	16%
as percentage of revenue	30.2%	27.1%
     Gross profit for the third quarter rose 16% compared to the same period a year earlier as all Sectors reported higher gross profits and increased gross profit margins year-over-year with Industry and Healthcare delivering the strongest gross profit increases. Gross profit growth in Industry year-over-year notably included volume-driven increases in capacity utilization in the Sector’s short-cycle businesses, primarily at Industry Automation and OSRAM. In the Healthcare Sector, a significant factor in the year-over-year gross profit increase was the comparison to the prior-year period that included a charge of €128 million related to particle therapy contracts at Workflow & Solutions. While revenue remained flat in the Energy Sector, gross profit rose on higher gross profit margins at all Divisions. In combination, the above factors resulted in a gross profit margin of 30.2% for Siemens overall, significantly up from 27.1% in the third quarter a year earlier.

	Three months
	ended June 30,
(in millions of €)	2010	2009	% Change
Research and development expenses	(936)	(989)	(5)%
as percentage of revenue	4.9%	5.4%	—
Marketing, selling and general administrative expenses	(2,871)	(2,586)	11%
as percentage of revenue	15.0%	14.1%	—
Other operating income	188	597	(69)%
Other operating expense	(100)	(206)	(51)%
Income (loss) from investments accounted for using the equity method, net	34	(97)	—
Interest income	543	512	6%
Interest expense	(470)	(508)	(7)%
Other financial income (expense), net	(111)	(42)	164%
     Research and development (R&D) expenses decreased to €936 million or 4.9% of revenues, from €989 million or 5.4% of revenues in the prior-year period, including lower outlays in Energy and Industry. Marketing, selling and general administrative (SG&A) expenses rose to €2.871 billion or 15.0% of revenues, from €2.586 billion or 14.1% of revenues in the third quarter a year earlier, on increases in all Sectors.
     Other operating income decreased to €188 million in the third quarter from €597 million in the same period a year earlier. The prior-year quarter included a €309 million gain on the sale of our stake in Fujitsu Siemens Computers (Holding) B.V. (FSC) to Fujitsu Limited as well as higher income related to the disposal of real estate, including a gain of €221 million on the disposal of Siemens’ residential real estate holdings. For comparison, in the current period Siemens ceased to consolidate a subsidiary due to loss of control and recorded a related gain of €40 million. For additional information regarding this gain, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Other operating expense was €100 million, down from €206 million in the third quarter of fiscal 2009. The prior-year quarter included a charge of €54 million related to a global settlement agreement with the World Bank Group.
     Income (loss) from investments accounted for using the equity method, net was a positive €34 million, compared to a negative €97 million in the third quarter a year earlier. The difference was due primarily to an equity investment loss in the prior-year period of €121 million related to Enterprise Networks Holding B.V. (EN).
     Interest income increased to €543 million in the third quarter, from €512 million in the same period a year earlier, due primarily to a higher expected return on plan assets related to our pension plans. Interest expense was €470 million, down from €508 million in the prior-year quarter. The reduction in interest expense included lower interest rates compared to the prior-year period.

     Other financial income (expense), net was a negative €111 million in the third quarter, compared to a negative €42 million in the same period a year earlier. The difference is due primarily to changes in fair market values for derivatives, including interest rate derivatives, not qualifying for hedge accounting.

	Three months
	ended June 30,
(in millions of €)	2010	2009	% Change
Income from continuing operations before income taxes	2,064	1,662	24%
Income taxes	(623)	(438)	42%
as percentage of income from continuing operations before income taxes	30%	26%	—
Income from continuing operations	1,441	1,224	18%
Income (loss) from discontinued operations, net of income taxes	(6)	93	—
Net income	1,435	1,317	9%
Net income attributable to non-controlling interests	24	57	—
Net income attributable to shareholders of Siemens AG	1,411	1,260	12%
     Income from continuing operations before income taxes was €2.064 billion in the third quarter, compared to €1.662 billion in the same period a year earlier. The change year-over-year was due to the factors mentioned above, primarily including higher gross profit in all Sectors driven by higher revenue and improved gross profit margins, partly offset by the gain on the sale of our stake in FSC in the prior-year period. The effective tax rate was 30%, up from 26% in the third quarter a year earlier. The prior-period rate was positively affected by the tax-free gain on the sale of our stake in FSC, partly offset by the negative result from investments accounted for using the equity method. As a result, Income from continuing operations after taxes was €1.441 billion in the third quarter of fiscal 2010, up from €1.224 billion in the prior-year period.
     Discontinued operations primarily include former Com activities, comprising telecommunications carrier activities transferred into Nokia Siemens Networks B.V. (NSN) in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the current quarter was a negative €6 million, compared to a positive €93 million in the third quarter a year earlier. The prior-year period included a positive effect of €154 million from a settlement between Siemens and The Gores Group in connection with the sale of the stake in the enterprise networks business. For additional information regarding discontinued operations, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Net income for Siemens in the third quarter was €1.435 billion compared to €1.317 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €1.411 billion, up from €1.260 billion in the third quarter of fiscal 2009.

Results of Siemens — Nine months ended June 30, 2010
     The following discussion presents selected information for Siemens for the first nine months of fiscal 2010:
     Orders and revenue
     Both revenue and orders for the first nine months of fiscal 2010 came in 4% lower than the prior-year period, at €54.749 billion and €57.691 billion, respectively. Organic volume development was in line with reported figures, as currency exchange fluctuations within the first nine months were largely offsetting. The combined book-to-bill ratio was 1.06 for Total Sectors and 1.05 for Siemens overall for the current period.

	New Orders (location of customer)
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009(1)	Actual	Adjusted(2)	Currency	Portfolio
Europe, C.I.S.(3), Africa, Middle East	31,755	35,643	(11)%	(11)%	1%	(1)%
therein Germany	8,895	9,497	(6)%	(6)%	0%	0%
Americas	16,232	14,487	12%	12%	0%	0%
therein U.S.	11,607	10,718	8%	11%	(2)%	0%
Asia, Australia	9,704	10,114	(4)%	(6)%	2%	0%
therein China	3,986	4,190	(5)%	(4)%	(1)%	0%
therein India	1,526	1,737	(12)%	(13)%	1%	0%
Siemens	57,691	60,244	(4)%	(4)%	1%	(1)%

(1)	Certain prior-year information was reclassified to conform to the current regional presentation.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.
     Orders related to external customers in the first nine months of fiscal 2010 decreased 4% year-over-year, due primarily to lower demand in the Energy Sector. Orders declined 11% in Energy, primarily due to Fossil Power Generation which saw market contraction resulting in a significantly lower volume from major orders compared to the prior-year period. In Industry, a rebound in orders in short-cycle businesses, primarily at OSRAM and Industry Automation, was offset by lower order intake at Mobility and Industry Solutions which recorded a lower volume from major orders year-over-year. Nine-month Healthcare orders came in 5% above the prior-year level, due to strong order intake at Imaging & IT.
     On a geographic basis, double-digit order growth in the Americas was more than offset by declines in other regions. In Europe, C.I.S., Africa, Middle East orders fell 11% driven by a decline in the Energy Sector. Energy orders decreased 22%, largely due to lower volume from major orders at Fossil Power Generation and Renewable Energy. In the Industry Sector, orders for the region came in slightly lower year-over-year, as growth at the Sector’s short-cycle businesses was offset by slower demand at other Divisions, particularly at Industry Solutions. Healthcare orders remained stable in the region. Within the region, orders in Germany came in 6% lower compared to the prior-year period, which included large contract wins at Mobility. In the Americas orders rose 12% on growth in all Sectors. The increase was driven by a 32% surge in the Energy Sector, due largely to a higher volume from major orders at Renewable Energy. Order growth in the U.S. included a substantial part of these large contract wins. In Asia, Australia nine-month orders came in 4% lower compared to the prior-year period, due in part to a significantly lower volume from major orders in Industry and Energy, primarily at Mobility and Fossil Power Generation. Healthcare orders in the region came in above the prior-year level, led by strong demand at Imaging & IT. The lower volume from major orders mentioned above for the region was evident in China and India. The prior-year period included a large contract win for high-speed trains in China and major orders for Power Transmission and Industry Solutions in India.

	Revenue (location of customer)
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009(1)	Actual	Adjusted(2)	Currency	Portfolio
Europe, C.I.S.(3), Africa, Middle East	30,169	32,151	(6)%	(6)%	0%	(1)%
therein Germany	8,270	8,588	(4)%	(3)%	0%	0%
Americas	14,724	15,654	(6)%	(6)%	0%	0%
therein U.S.	10,654	11,944	(11)%	(8)%	(2)%	0%
Asia, Australia	9,857	9,132	8%	5%	3%	0%
therein China	4,063	3,791	7%	8%	(1)%	0%
therein India	1,350	1,149	17%	13%	4%	0%
Siemens	54,749	56,937	(4)%	(4)%	1%	0%

(1)	Certain prior-year information was reclassified to conform to the current regional presentation.

(2)	Excluding currency translation and portfolio effects.

(3)	Commonwealth of Independent States.
     Revenue related to external customers declined 4% compared to the first nine months a year earlier, on decreases in Industry and Energy. Revenue in Industry came in 4% below the prior-year level, driven by lower sales at Drive Technologies and Industry Solutions. In contrast, nine-month revenue at OSRAM rose by double digits year-over-year. The Energy Sector also posted a revenue decline of 4% on lower revenue in four of its five Divisions. Healthcare revenue for the first nine months came in 2% above the prior-year period, including modest growth at Imaging & IT and Diagnostics.
     On a geographic basis, growth in Asia, Australia was more than offset by declines in other regions. In Europe, C.I.S., Africa, Middle East revenue decreased 6% year-over-year due primarily to lower sales in the Industry Sector. Apart from OSRAM, all Divisions in the Sector reported lower nine-month revenues year-over-year, including double-digit declines at Drive Technologies and Industry Solutions. Revenue for Energy and Healthcare declined slightly in the region. In Germany, higher sales in Energy and Healthcare were more than offset by a revenue decline in the Industry Sector. In the Americas, revenue fell 6% year-over-year on lower sales in the U.S. and decreases in all Sectors. In Asia, Australia, revenue rose 8% in the first nine months of fiscal 2010 on double-digit growth in Industry and Healthcare. Revenue came in higher at five of the Industry Sector’s six Divisions, and all Healthcare Divisions reported double-digit revenue increases year-over-year. The Energy Sector recorded a revenue decline in the region. Higher revenue in India includes double-digit increases in all Sectors.
Consolidated Statements of Income

	Nine months
	ended June 30,
(in millions of €)	2010	2009	% Change
Gross profit on revenue	16,348	15,582	5%
as percentage of revenue	29.9%	27.4%
     Gross profit for the first nine months came in 5% above the prior-year period on higher gross profit margins in all Sectors, benefiting from a previously disclosed pension curtailment gain in the second quarter of fiscal 2010. A double-digit gross profit increase in the Healthcare Sector included higher gross profits and margins in all Divisions. These increases benefited from a positive effect from currency hedging in the current period, and from comparison with the prior-year period which was burdened by charges of €169 million related to particle therapy contracts. While Energy and Industry recorded lower nine-month revenues year-over-year, both Sectors reported higher gross profits. Gross profit in Energy rose on a more favorable revenue mix and strong project performance. Higher gross profit in Industry included volume-driven increases in capacity utilization at OSRAM, and to a lesser extent, at Industry Automation as well as growth at Mobility. The other Divisions in Industry reported lower gross profits year-over-year. In combination, the above factors resulted in a gross profit margin of 29.9% for Siemens overall, significantly up from 27.4% in the first nine months a year earlier.

	Nine months
	ended June 30,
(in millions of €)	2010	2009	% Change
Research and development expenses	(2,678)	(2,875)	(7)%
as percentage of revenue	4.9%	5.0%	—
Marketing, selling and general administrative expenses	(7,941)	(7,974)	0%
as percentage of revenue	14.5%	14.0%	—
Other operating income	656	881	(26)%
Other operating expense	(190)	(491)	(61)%
Income (loss) from investments accounted for using the equity method, net	85	(29)	—
Interest income	1,590	1,618	(2)%
Interest expense	(1,406)	(1,699)	(17)%
Other financial income (expense), net	(174)	(281)	(38)%
     R&D expenses decreased to €2.678 billion or 4.9% of revenues, from €2.875 billion or 5.0% of revenues in the prior-year nine-month period, including lower outlays in Industry and Healthcare. SG&A expenses came in at €7.941 billion, nearly unchanged from €7.974 billion in the first nine months of fiscal 2009. As revenue declined in the current period, the SG&A expense ratio rose to 14.5% compared to 14.0% a year earlier.
     Other operating income decreased to €656 million in the first nine months of fiscal 2010. The current period includes a gain on the sale of the Mobility Division’s airfield lighting business. In addition, as mentioned above for the third quarter, Siemens ceased to consolidate a subsidiary due to loss of control and recorded a related gain of €40 million in the current period. Further, the first nine months of fiscal 2010 benefited from higher gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. For comparison, Other operating income of €881 million in the first nine months a year earlier included a gain of €327 million on the sale of our stake in FSC, higher gains related to the disposal of real estate, most notably Siemens’ residential real estate holdings as mentioned earlier for the third quarter, as well as income related to legal and regulatory matters.
     Other operating expense was €190 million, down from €491 million in the first nine months a year earlier. The difference is due partly to expenses in the prior-year period for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, which amounted to €90 million. In addition, the first nine months of fiscal 2009 included the above-mentioned third quarter charge of €54 million related to a global settlement agreement with the World Bank Group as well as expenses related to the divestment of an industrial manufacturing unit in Austria.
     Income (loss) from investments accounted for using the equity method, net improved to a positive €85 million compared to a negative €29 million in the first nine months a year earlier, which included an equity investment loss of €119 million related to EN.
     Interest income decreased slightly to €1.590 billion in the first nine months, from €1.618 billion in the same period a year earlier. Interest expense was €1.406 billion, down from €1.699 billion in the first nine months of fiscal 2009. The decline in interest expense included lower interest rates compared to the prior-year period.
     Other financial income (expense), net was a negative €174 million in the first nine months compared to a negative €281 million a year earlier. While the current nine-month period included higher expenses related to the interest component associated with the measurement of provisions, primarily related to a major asset retirement obligation, the same period a year earlier included higher expenses resulting from allowances and write offs of finance receivables, as well as negative results of hedging activities not qualifying for hedge accounting.

	Nine months
	ended June 30,
(in millions of €)	2010	2009	% Change
Income from continuing operations before income taxes	6,290	4,732	33%
Income taxes	(1,839)	(1,293)	42%
as percentage of income from continuing operations before income taxes	29%	27%	—
Income from continuing operations	4,451	3,439	29%
Income from discontinued operations, net of income taxes	13	121	(89)%
Net income	4,464	3,560	25%
Net income attributable to non-controlling interests	98	135	—
Net income attributable to shareholders of Siemens AG	4,366	3,425	27%
     Income from continuing operations before income taxes was €6.290 billion in the first nine months, compared to €4.732 billion in the same period a year earlier. The change year-over-year was due to the factors mentioned above, primarily including higher gross profit in all Sectors, an improved financial result, and a reduction in R&D expenses compared to the prior-year period. The effective tax rate was 29%, up from 27% in the first nine months a year earlier. The effective tax rate in the prior-year period was positively affected by the tax-free gain on the sale of our stake in FSC. As a result, Income from continuing operations after taxes was €4.451 billion in the first nine months of fiscal 2010, up from €3.439 billion in the prior-year period.
     Discontinued operations primarily include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the first nine months of fiscal 2010 was a positive €13 million, down from a positive €121 million in the same period a year earlier. The net result in the prior-year period related mainly to legal matters in connection with the former Com activities and a loss on the sale of the stake in the enterprise networks business which was compensated by a positive income effect of €154 million from a settlement between Siemens and The Gores Group in the third quarter of fiscal 2009. For additional information regarding discontinued operations, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Net income for Siemens in the first nine months was €4.464 billion compared to €3.560 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €4.366 billion, up from €3.425 billion in the first nine months of fiscal 2009.
Portfolio activities
     At the beginning of November 2009, Siemens completed the acquisition of 100% of Solel Solar Systems Ltd. (Solel), a solar thermal power technology company. Solel, which was consolidated as of November 2009, will be integrated into the Energy Sector’s Renewable Energy Division. The aggregate consideration amounts to approximately €279 million (including cash acquired).
     At the beginning of November 2009, Siemens sold its airfield lighting business, which was part of the Industry Sector’s Mobility Division.
     At the end of December 2009, Siemens sold its 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method in the Healthcare Sector.
     Siemens completed certain other portfolio transactions during the first nine months of fiscal 2010, which did not have a significant effect on its Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Condensed Interim Consolidated Financial Statements.”

Segment information analysis
Sectors
Industry — Three months ended June 30, 2010

Sector	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	900	534	69%
Profit margin	10.3%	6.6%
New orders	8,805	6,597	33%	27%	7%	(1)%
Revenue	8,720	8,129	7%	3%	5%	(1)%

(1)	Excluding currency translation and portfolio effects.
     Industry increased its third-quarter profit, revenue and orders compared to the prior-year period, when the Sector saw substantial weakness in its end markets. With an improved macroeconomic environment in the current quarter and continued execution on profitability initiatives, Industry generated Sector profit of €900 million. The Sector’s steadily recovering short-cycle businesses posted strong revenue growth and volume-driven profit increases, led by Industry Automation and OSRAM. Revenue grew more slowly for Industry overall, at 7%. New orders climbed 33% year-over-year on growth at all Divisions. In addition to organic growth, the Sector’s revenue and order totals benefited from currency translation effects amounting to seven percentage points for orders and five percentage points for revenue. Growth in orders was well-distributed geographically, with all three regions posting double-digit increases. While all three regions posted higher revenue, growth was driven by a double-digit increase in Asia, Australia, particularly including China. Industry’s book-to-bill ratio was above 1 for the quarter, and its order backlog increased to €29 billion.

Divisions	New Orders
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation(2)(3)	1,783	1,265	41%	35%	6%	0%
Drive Technologies	1,859	1,358	37%	31%	6%	0%
Building Technologies(2)	1,823	1,599	14%	8%	6%	0%
OSRAM	1,153	911	27%	21%	8%	(2)%
Industry Solutions	1,487	1,170	27%	19%	8%	0%
Mobility	1,236	880	40%	34%	11%	(4)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Divisions	Revenue
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation(2)(3)	1,587	1,279	24%	19%	5%	0%
Drive Technologies	1,815	1,699	7%	3%	4%	0%
Building Technologies(2)	1,738	1,657	5%	0%	5%	0%
OSRAM	1,153	911	27%	21%	8%	(2)%
Industry Solutions	1,461	1,562	(6)%	(11)%	5%	0%
Mobility	1,593	1,590	0%	(1)%	4%	(2)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Divisions	Profit			Profit margin
	Three months			Three months
	ended June 30,			ended June 30,
(in millions of €)	2010	2009	% Change	2010	2009
Industry Automation(1)	278	100	178%	17.5%	7.8%
Drive Technologies	219	171	28%	12.0%	10.1%
Building Technologies(1)	93	69	35%	5.4%	4.2%
OSRAM	127	8	>200%	11.0%	0.9%
Industry Solutions	75	90	(16)%	5.2%	5.8%
Mobility	107	98	10%	6.7%	6.2%

(1)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.
     Industry Automation was the Sector’s top profit contributor, delivering third-quarter profit of €278 million. Profit rose sharply compared to the prior-year period, due in part to economies of scale on significantly higher revenue. The Division also improved its business mix while maintaining cost discipline. Industry Automation recorded double-digit increases in revenue and orders in all three regions, with the fastest growth coming from Asia, Australia. Purchase price accounting (PPA) effects related to the fiscal 2007 acquisition of UGS Corp. were €37 million compared to €34 million in the third quarter a year earlier.
     Third-quarter profit at Drive Technologies rose 28% year-over-year, to €219 million. The increase was driven by a strong earnings improvement in the Division’s fast-growing short-cycle activities, which increased capacity utilization on higher revenue. Third-quarter revenue rose slowly for the Division overall due to the Division’s longer cycle businesses. Against a low basis of comparison in the prior-year quarter, orders came in 37% higher with increases in all business units and all three regions.
     Building Technologies increased its third-quarter profit year-over-year to €93 million, due mainly to earnings improvement in its low-voltage business. Revenue and orders grew in Asia, Australia and the Americas, even though the commercial construction market in the U.S. remained weak.
     Strong demand for OSRAM’s LEDs and automotive solutions fueled a 27% rise in third quarter revenue at OSRAM. The Division combined higher capacity utilization with an improved product mix and streamlined cost structure to generate €127 million in profit. Revenue climbed strongly in all geographic regions compared to the prior-year quarter. With increasing demand for next-generation solid-state and LED lighting solutions, OSRAM intends to continue investing in market expansion and LED production capacity in coming quarters.
     Industry Solutions posted profit of €75 million in the third quarter, below the level of the prior-year period. Third-quarter revenue declined 6% year-over-year, influenced by lower order intake in recent periods particularly in the metals technologies business. Against a low basis of comparison, orders came in 27% above the level of the prior-year quarter on growth in Asia, Australia and the Americas.

     Mobility increased third-quarter profit to €107 million on level revenue, as the Division benefited from the execution of programs to improve performance in its project business. Order growth came primarily from significantly higher orders in the rolling stock business, including a major order in Russia.
Industry — Nine months ended June 30, 2010

Sector	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	2,595	2,139	21%
Profit margin	10.3%	8.2%
New orders	25,076	25,174	0%	(1)%	1%	0%
Revenue	25,088	26,062	(4)%	(4)%	1%	0%

(1)	Excluding currency translation and portfolio effects.
     Industry recorded a 21% increase in profit for the first nine months due to profitability measures as well as a recovery in the markets of its short-cycle businesses beginning in the second quarter of the current fiscal year. Most Divisions increased their profit compared to the first nine months a year earlier, with the largest contributions coming from the Sector’s short-cycle businesses at Industry Automation and OSRAM. Profit declined significantly in longer-cycle businesses at Industry Solutions and Drive Technologies.
     Nine-month profit benefited from €76 million in gains related to curtailment of pension plans in the U.S., which positively affected results at all Divisions. Profit also included a €44 million net gain at Mobility on the sale of its airfield lighting business. These gains were partly offset by charges related to a project engagement with a local partner in the U.S. and a provision for a supplier-related warranty. Industry also took €78 million in expenses for staff reduction measures in the current period.
     Strong order growth in the third quarter enabled nine-month orders at Industry to reach the level of the prior-year period. Order growth in most Divisions, most notably Industry Automation and OSRAM, were offset by declines at Mobility, which saw lower volume from major orders year-over-year, and at Industry Solutions. Revenue for the first nine months was 4% below the prior-year level due to double-digit declines at Drive Technologies and Industry Solutions resulting from lower demand in their longer-cycle manufacturing and process businesses. These declines were only partly offset by a 15% revenue increase year-over-year at OSRAM. On a geographic basis, the Sector’s order intake in all three regions came in near prior-year levels. Higher revenue in Asia, Australia was more than offset by declines in the Europe, C.I.S., Africa, Middle East region and the Americas.

Divisions	New Orders
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation(2)(3)	4,698	4,193	12%	11%	1%	0%
Drive Technologies	5,246	5,071	3%	3%	1%	0%
Building Technologies(2)	5,111	5,066	1%	0%	1%	0%
OSRAM	3,429	2,979	15%	15%	0%	0%
Industry Solutions	4,148	4,823	(14)%	(15)%	1%	0%
Mobility	4,264	5,012	(15)%	(15)%	1%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Divisions	Revenue
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation(2)(3)	4,410	4,268	3%	3%	1%	0%
Drive Technologies	4,946	5,713	(13)%	(14)%	1%	0%
Building Technologies(2)	4,954	5,185	(4)%	(5)%	1%	0%
OSRAM	3,429	2,979	15%	15%	0%	0%
Industry Solutions	4,381	5,117	(14)%	(15)%	1%	0%
Mobility	4,751	4,696	1%	1%	1%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.

(3)	At the beginning of fiscal 2010, a production site was transferred from Industry Automation to Drive Technologies. Prior-year amounts were reclassified for comparison purposes.

Divisions	Profit			Profit margin
	Nine months			Nine months
	ended June 30,			ended June 30,
(in millions of €)	2010	2009	% Change	2010	2009
Industry Automation(1)	714	473	51%	16.2%	11.1%
Drive Technologies	573	675	(15)%	11.6%	11.8%
Building Technologies(1)	308	269	14%	6.2%	5.2%
OSRAM	432	108	>200%	12.6%	3.6%
Industry Solutions	158	327	(52)%	3.6%	6.4%
Mobility	399	289	38%	8.4%	6.2%

(1)	At the beginning of fiscal 2010, the low-voltage switchgear business was transferred from Industry Automation to Building Technologies. Prior-year amounts were reclassified for comparison purposes.
     Accelerating customer demand during the first three quarters of fiscal 2010 fueled a broad-based increase in orders at Industry Automation year-over-year. Orders grew in all three regions, with the strongest contribution coming from Asia, Australia. Revenue growth lagged behind order development as strong growth in Asia, Australia was largely offset by lower revenue in Europe, C.I.S., Africa, Middle East. Profit rose sharply year-over-year on an improved business mix, stronger capacity utilization and as a consequence of profitability measures. PPA effects related to the acquisition of UGS Corp. were €103 million in the current period compared to €105 million in the first nine months a year earlier.
     Orders rose slightly at Drive Technologies for the first nine months, driven by the Division’s short-cycle businesses and demand from Asia, Australia. Revenue came in 13% below the prior-year level including double-digit declines in the regions Europe, C.I.S., Africa, Middle East and the Americas. Declining revenue and lower capacity utilization led to a 15% decrease in profit year-over-year.
     Building Technologies’ orders came in slightly above the prior-year level due mainly to higher demand in Asia, Australia, whereas revenue declined 4% compared to the prior-year period as higher revenue in Asia, Australia was more than offset by lower revenue in Europe, C.I.S., Africa, Middle East and the Americas. Despite a decline in revenue, cost discipline enabled Building Technologies to increase its profit year-over-year. The Division’s low-voltage business contributed strongly to positive profit development. Nine-month profit included the charge for the supplier-related warranty mentioned above, which was largely offset by the Division’s portion of the pension curtailment gain also mentioned above.
     OSRAM achieved a double-digit increase in nine-month revenue year-over-year, on strong demand in its LED and automotive businesses. A year earlier, these businesses were heavily affected by the economic downturn. Increased capacity utilization, an improved business mix and a streamlined cost structure led to sharply improved profit compared to the prior-year period. Profit in the current period benefited from €23 million of the pension gain mentioned above, while the prior-year period included a positive effect from currency hedging activities not qualifying for hedge accounting.

     Orders and revenue at Industry Solutions both declined 14% compared to the first nine months a year earlier. The sharpest drop came in the Division’s large metal technologies business. Profit declined by more than half year-over-year due in part to lower revenue and reduced capacity utilization. Furthermore, profit in the current period was burdened by €79 million in charges related to a project engagement with a local partner in the U.S. and €39 million in expenses for staff reduction measures.
     Nine-month profit at Mobility improved significantly year-over-year due partly to selective order intake in prior periods and the execution of programs to improve the performance in its project business. Profit also benefited from the €44 million net gain on the sale of the airfield lighting business and from a portion of the pension gain mentioned above. Profit in the prior-year period included a positive €10 million effect related to the settlement of a claim in the rolling stock business. Revenue was up slightly year-over-year on strong growth in Asia, Australia. New orders at Mobility declined year-over-year due to a higher volume from major orders in the nine months of the previous fiscal year, including a large train order in China. As a result, order intake was lower in all regions, particularly in Asia, Australia.
Energy — Three months ended June 30, 2010

Sector	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	925	863	7%
Profit margin	14.3%	13.4%
New orders	8,061	6,849	18%	12%	6%	0%
Revenue	6,462	6,436	0%	(5)%	5%	0%

(1)	Excluding currency translation and portfolio effects.
     The Energy Sector was again the top contributor to Total Sectors profit, generating €925 million in profit in the third quarter. The Sector continued to execute well on its substantial order backlog, particularly at Fossil Power Generation, Renewable Energy and Power Transmission. As a result, third-quarter profit was up 7% year-over-year on higher earnings in nearly all Divisions.
     The broad energy market showed signs of improvement, and for the first time in more than a year the Sector posted a quarterly increase in new orders compared to a prior-year period. Major orders played a substantial role in the Sector’s 18% order increase, most notably at Power Transmission, Renewable Energy and Oil & Gas. In addition to organic growth, the Sector’s order total benefited from currency translation effects amounting to six percentage points. On a geographic basis, orders in the current period rose in Europe, C.I.S., Africa, Middle East and the Americas, and declined in Asia, Australia. Third-quarter revenue remained flat year-over-year, due in part to a positive currency translation effect that added five percentage points to reported revenue. This result was due primarily to lower order intake in prior periods. Revenue was higher in the Americas and came in lower in Asia, Australia and Europe, C.I.S., Africa, Middle East. Energy’s book-to-bill ratio was 1.25 for the quarter. In combination with positive currency translation effects, this took the Sector’s order backlog up to €54 billion.

Divisions	New Orders
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	2,097	2,447	(14)%	(20)%	5%	0%
Renewable Energy	2,271	1,802	26%	22%	4%	0%
Oil & Gas	1,268	807	57%	48%	10%	0%
Power Transmission	1,787	1,215	47%	39%	8%	0%
Power Distribution	768	739	4%	(2)%	6%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	2,348	2,397	(2)%	(5)%	3%	0%
Renewable Energy	953	761	25%	16%	7%	3%
Oil & Gas	998	1,098	(9)%	(15)%	6%	0%
Power Transmission	1,582	1,532	3%	(3)%	6%	0%
Power Distribution	734	770	(5)%	(10)%	6%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Three months			Three months
	ended June 30,			ended June 30,
(in millions of €)	2010	2009	% Change	2010	2009
Fossil Power Generation	379	347	9%	16.2%	14.5%
Renewable Energy	129	100	29%	13.5%	13.1%
Oil & Gas	108	132	(18)%	10.8%	12.0%
Power Transmission	205	183	12%	12.9%	11.9%
Power Distribution	102	97	5%	13.8%	12.6%
     Fossil Power Generation led all Siemens Divisions with €379 million in profit, an increase of 9% compared to the third quarter a year earlier. The Division continued to execute well in its project business and benefited from a more favorable revenue mix. While the fossil power generation market remained challenging, the Division’s 14% decline in new orders was smaller than the declines in recent quarters. Third-quarter revenue came in only slightly lower year-over-year, in part benefiting from Fossil Power Generation’s large order backlog.
     Renewable Energy delivered a strong performance in the third quarter, reaching new highs for profit, revenue and orders. Third-quarter profit climbed 29% year-over-year, to €129 million, on a 25% rise in revenue. The Division demonstrated its global leadership in the off-shore wind-farm market by winning a number of major orders in Europe, and also took in its largest-ever onshore order. New orders overall came in at €2.271 billion, a 26% increase compared to the third quarter a year earlier.
     Oil & Gas posted third-quarter profit of €108 million, a volume-driven decline compared to the prior-year period. The Division’s 9% revenue decline was strongly influenced by a drop in orders in prior periods. Against a low basis of comparison, third-quarter orders came in higher year-over-year due in part to a higher volume from major orders.
     Power Transmission increased its third-quarter profit to €205 million on higher revenue and strong project performance. Orders surged 47% on the strength of two large contract wins for grid access to off-shore wind-farms.
     Third-quarter profit at Power Distribution rose to €102 million on a more favorable revenue mix, even as overall revenue came in lower due to weak order development during prior periods. The power distribution market continued to show signs of stabilization, and third-quarter orders came in 4% higher year-over-year.
Energy — Nine months ended June 30, 2010

Sector	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	2,608	2,437	7%
Profit margin	14.3%	12.8%
New orders	21,061	23,589	(11)%	(11)%	1%	0%
Revenue	18,260	19,032	(4)%	(5)%	1%	1%

(1)	Excluding currency translation and portfolio effects.

     The Energy Sector turned in a strong performance in the first nine months of fiscal 2010, increasing Sector profit 7% year-over-year to €2.608 billion. Profit growth year-over-year was driven by Fossil Power Generation.
     While market conditions remain challenging in the Energy Sector, the overall energy market showed signs of improvement in recent months. In this environment, nine-month orders for Energy came in 11% below the prior-year period. This was primarily due to a decline in orders at Fossil Power Generation, the Sector’s largest Division by volume. In contrast, strong order growth in the third quarter led to higher nine-month orders intake at Renewable Energy, Oil & Gas and Power Transmission. On a geographic basis, orders rose in the Americas and declined in Europe, C.I.S., Africa, Middle East and in Asia, Australia. Revenue in the Sector was 4% lower in the first nine months compared to the same period a year earlier, including declines in four of the Sector’s five Divisions and in all regions. The Sector’s book-to-bill ratio was 1.15 in the current nine-month period.

Divisions	New Orders
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	6,387	9,919	(36)%	(36)%	0%	0%
Renewable Energy	4,475	4,037	11%	11%	0%	0%
Oil & Gas	3,477	3,087	13%	10%	3%	0%
Power Transmission	4,922	4,724	4%	3%	1%	0%
Power Distribution	2,273	2,353	(3)%	(5)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	7,051	7,147	(1)%	(1)%	0%	0%
Renewable Energy	2,295	2,274	1%	(4)%	1%	4%
Oil & Gas	2,975	3,186	(7)%	(9)%	3%	0%
Power Transmission	4,264	4,535	(6)%	(7)%	1%	0%
Power Distribution	2,096	2,421	(13)%	(15)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Nine months			Nine months
	ended June 30,			ended June 30,
(in millions of €)	2010	2009	% Change	2010	2009
Fossil Power Generation	1,127	948	19%	16.0%	13.3%
Renewable Energy	265	306	(13)%	11.5%	13.5%
Oil & Gas	361	359	1%	12.1%	11.3%
Power Transmission	536	503	7%	12.6%	11.1%
Power Distribution	298	310	(4)%	14.2%	12.8%
     Fossil Power Generation delivered substantially higher profit year-over-year, combining strong project execution and a more favorable revenue mix, including a higher contribution from the service business. As a result, Fossil Power Generation led all Siemens Divisions with €1.127 billion in profit for the first nine months of fiscal 2010, despite charges of €59 million for capacity adjustments related to a shift of production capacity within the Americas region, partly offset by the Division’s share in the previously disclosed pension curtailment gain in the U.S., both in the second quarter. In contrast, order development was heavily influenced by market contraction, as the Division reported a 36% decrease in order intake year-over-year, including a substantially lower volume from major orders. Fossil Power Generation’s strong order backlog reduced the effect of market conditions on revenue for the first nine months, which came in only slightly below the prior-year period.
     Profit at Renewable Energy declined 13% compared to the first nine months of fiscal 2009, due primarily to a volume-driven drop in the first quarter of the current fiscal year. The current nine-month period also includes transaction and integration costs related to consolidation of the solar company Solel. Nine-month revenue came in just above the prior-year level, as revenue decline in the first quarter was offset by strong sales development in the following two quarters. The Division took in large wind-farm orders in both periods under review, and order intake was up 11% year-over-year.

     Profit at Oil & Gas for the first nine months came in at €361 million, nearly unchanged from €359 million a year earlier, despite a 7% decrease in revenues. This was due in part to a more favorable revenue mix including a strong contribution from the service business. In uncertain market conditions, order intake rose 13% year-over-year, including a higher volume from major orders.
     Power Transmission posted a year-over-year increase in nine-month profit, to €536 million. In addition to strong project performance in the current period, the increase benefited from a positive swing in effects from commodity hedging. Revenue for the current period came in 6% lower than in the first nine months a year earlier, due in part to a generally declining order trend in fiscal 2009. The Division’s order intake rose 4% year-over-year.
     Power Distribution contributed profit of €298 million in the first nine months of fiscal 2010, down from €310 million in the prior-year period, due primarily to a volume-driven profit decline in the Division’s medium voltage business. Overall revenue came in 13% below the prior-year level for the Division, partly as a consequence of declining order intake throughout fiscal 2009. Orders for the first nine months of fiscal 2010 came in lower compared to the prior-year period, even though orders rose year-over-year in both the second and third quarters.
Healthcare — Three months ended June 30, 2010

Sector	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	506	270	87%
Profit margin	16.0%	9.4%
New orders	3,260	2,772	18%	10%	7%	0%
Revenue	3,152	2,865	10%	4%	7%	0%

(1)	Excluding currency translation and portfolio effects.
     The Healthcare Sector showed strong growth in profit, revenue and orders in a more favorable market environment. Third-quarter profit rose to €506 million on higher revenue and strong execution, including continued cost discipline. For comparison, profit in the same period a year earlier was burdened by €128 million in charges at the Workflow & Solutions Division while the current period benefited from a gain of €40 million, taken at the Sector level, as the Sector ceased to consolidate a subsidiary due to loss of control. PPA effects related to past acquisitions at Diagnostics were €46 million in the third quarter. In addition, Healthcare recorded €18 million of integration costs associated with the next phase of integration activities at Diagnostics. In the same quarter a year earlier, PPA effects and integration costs totaled €52 million.
     Third-quarter orders for Healthcare climbed 18% and revenue rose 10%. Orders came in higher in all three geographic regions compared to the prior-year quarter, while revenue rose in Asia, Australia and the Americas. In addition to organic growth, the Sector’s order and revenue totals benefited from currency translation effects amounting to seven percentage points for orders and seven percentage points for revenue. Healthcare’s book-to-bill ratio was 1.03 for the quarter, and its order backlog was €7 billion.

Divisions	New Orders
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Imaging & IT	1,920	1,589	21%	13%	8%	0%
Workflow & Solutions	432	345	25%	19%	6%	0%
Diagnostics	964	891	8%	2%	7%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Imaging & IT	1,868	1,688	11%	4%	7%	0%
Workflow & Solutions	382	333	15%	8%	6%	0%
Diagnostics	959	887	8%	1%	7%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Three months			Three months
	ended June 30,			ended June 30,
(in millions of €)	2010	2009	% Change	2010	2009
Imaging & IT	329	277	19%	17.6%	16.4%
Workflow & Solutions	22	(107)	—	5.8%	(32.1)%
Diagnostics	121	104	17%	12.6%	11.7%
     Imaging & IT delivered strong profit growth and double-digit increases in revenue and orders compared to the third quarter a year ago. Profit climbed to €329 million on higher revenue and structural cost savings. Third-quarter revenue came in 11% higher year-over-year, and orders climbed 21%, with most business units recording increases in both revenue and orders. Growth was driven by strong demand in Asia, Australia, particularly including China, and in the Americas, which saw rapid growth in Brazil from a small base. On an organic basis, revenue was up 4% and orders rose 13% compared to the prior-year quarter.
     Workflow & Solutions contributed €22 million to Sector profit compared to a loss of €107 million in the prior-year period, when the Division took the €128 million in project charges mentioned earlier. Double-digit order growth included a major order for hospital equipment in Spain.
     Revenue at Diagnostics rose 8% compared to the third quarter a year earlier, or 1% on an organic basis, excluding currency translation effects. The increase came from the Americas and Asia, Australia, particularly including double-digit growth in Brazil and China from a small base. Revenue declined in Europe, C.I.S., Africa, Middle East. Profit rose to €121 million despite an increase in total PPA effects and integration costs. In the third quarter a year earlier, these impacts were €45 million and €7 million, respectively. In the current period, PPA effects were €46 million, and the Division also recorded €18 million in costs for integration activities.
Healthcare — Nine months ended June 30, 2010

Sector	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	1,521	967	57%
Profit margin	17.0%	11.0%
New orders	9,075	8,619	5%	5%	1%	0%
Revenue	8,951	8,785	2%	1%	1%	0%

(1)	Excluding currency translation and portfolio effects.
     For the first nine months of fiscal 2010 the Healthcare Sector delivered substantially higher profit of €1.521 billion compared to €967 million in the prior-year period, due in part to a favorable product mix in combination with continued cost discipline. In the current nine months, profit benefited from a favorable currency hedge during the first and second quarter, a gain of €79 million related to a curtailment of pension plans in the U.S. in the second quarter, and the gain of €40 million taken at the Sector level in the third quarter, mentioned earlier. In contrast, Sector profit for the first nine months a year earlier included €169 million in charges at the Workflow & Solutions Division. In the current nine months, PPA effects related to past acquisitions at Diagnostics were €131 million. In addition, the Sector recorded €54 million of integration costs associated with the next phase of integration activities at Diagnostics. A year earlier, PPA effects and integration costs in the first nine months of fiscal 2009 totaled €182 million.

     Nine-month orders for the Healthcare Sector came in higher compared to the prior-year period. In the current period the Sector recorded higher orders in Asia, Australia and the Americas, while orders in Europe, C.I.S., Africa, Middle East were stable. The slight increase in nine-month revenue came primarily from Asia, Australia for all Divisions. Healthcare’s book-to-bill ratio was 1.01 in the first nine months of fiscal 2010.

Divisions	New Orders
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Imaging & IT	5,462	5,019	9%	8%	0%	0%
Workflow & Solutions	1,091	1,169	(7)%	(8)%	1%	0%
Diagnostics	2,696	2,622	3%	2%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Imaging & IT	5,337	5,231	2%	2%	0%	0%
Workflow & Solutions	1,100	1,118	(2)%	(3)%	1%	0%
Diagnostics	2,690	2,626	2%	2%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Nine months			Nine months
	ended June 30,			ended June 30,
(in millions of €)	2010	2009	% Change	2010	2009
Imaging & IT	1,060	804	32%	19.9%	15.4%
Workflow & Solutions	88	(83)	—	8.0%	(7.4)%
Diagnostics	358	241	49%	13.3%	9.2%
     Profit at Imaging & IT increased to €1.060 billion from €804 million in the prior-year period, on a favorable product mix and continued cost savings. In addition, profit in the first nine months benefited from a favorable currency hedge during the first and second quarter and €44 million of the pension gain mentioned above for the Sector. Orders for Imaging & IT rose 9% compared to the nine-month period a year earlier, due primarily to double-digit growth in Asia, Australia, particularly in Japan and China. The Division also recorded order growth in the Americas, particularly in the U.S. Nine-month revenue for Imaging & IT rose 2% compared to the prior-year period, including double-digit growth in Asia, Australia which offset declines in other regions. On an organic basis, orders and revenue rose 8% and 2%, respectively, compared to the prior-year nine-month period.
     Workflow & Solutions generated €88 million in profit compared to a loss of €83 million in the first nine months a year earlier. The prior-year period included €169 million in charges related primarily to project delays in the particle therapy business. Orders for the first nine months came in 7% lower compared to the prior year. Both nine-month periods included a large order. Revenue for the first nine months declined 2% year-over-year.
     Profit at Diagnostics for the first nine months increased to €358 million from €241 million a year earlier, benefiting from €22 million of the pension gain mentioned above for the Sector. PPA effects related to past acquisitions were €131 million. In addition, the Division recorded €54 million of integration costs associated with the next phase of integration activities at Diagnostics. A year earlier, PPA effects and integration costs in the first nine months totaled €182 million. Overall, orders for Diagnostics rose 3% compared to the prior-year period benefiting from growth in Asia, Australia and the Americas, particularly China and Brazil which grew rapidly from a small base. Revenue for Diagnostics rose 2% compared to the prior-year period. Double-digit growth in Asia, Australia and single-digit growth in the Americas offset a decline in Europe, C.I.S., Africa, Middle East. The Division’s largest markets including the U.S. and Europe remained challenging due to economic conditions as well as competitive pressures. Organic revenue and order growth for the first nine months was 2%.

     Given the market challenges facing Diagnostics, management continues to monitor business development closely. As in past years, management will conduct its annual impairment test for goodwill at the end of the fiscal year based on then-current business assumptions. For further information regarding goodwill at Diagnostics, refer to “Notes to Consolidated Financial Statements” as of September 30, 2009.
Equity Investments
     Major components of Equity Investments include our stakes in NSN, BSH Bosch und Siemens Hausgeräte GmbH (BSH), EN and Krauss-Maffei Wegmann GmbH & Co. KG (KMW). Profit at Equity Investments was €2 million in the third quarter compared to €157 million a year earlier. The difference year-over-year is mainly due to a gain of €309 million in the prior-year period from the sale of Siemens’ stake in FSC, partly offset by a loss of €121 million related to our share in EN. Both periods included equity investment losses related to NSN, amounting to €81 million in the current period and €72 million a year earlier. NSN reported to Siemens that it took restructuring charges and integration costs totaling €114 million in the current quarter, compared to €69 million in the same period a year earlier.
     In the first nine months of fiscal 2010, Equity Investments recorded a loss of €10 million compared to a profit of €129 million in the same period a year earlier. As mentioned above for the third quarter, the difference year-over-year was due mainly to a €327 million gain on the sale of our stake in FSC in the prior nine-month period, partly offset by a loss of €119 million related to our stake in EN. Results of Equity Investments in the current nine months also includes a higher loss related to our stake in NSN, totaling €291 million compared to €215 million in the same period a year earlier. NSN recorded restructuring charges and integration costs totaling €329 million in the current nine months, compared to €478 million in the same period a year earlier. Improved results related to other equity stakes year-over-year more than offset the higher losses related to NSN. Profit from Equity Investments is expected to be volatile in coming quarters.
     At the end of March 2010, Siemens and Nokia each converted €500 million in shareholder loans to NSN into preferred shares. The conversion resulted in an increase of €500 million in our investment in NSN and does not result in a shift in the existing shareholding ratios between Siemens and Nokia. After the end of the third quarter, NSN announced that it entered into an agreement with Motorola, Inc. to acquire the majority of Motorola’s wireless network infrastructure assets subject to regulatory approval. Subject to the closing of the acquisition, Siemens and Nokia each intend to convert a further €250 million in shareholder loans to NSN into preferred shares.
Cross-Sector Businesses
Siemens IT Solutions and Services — Three months ended June 30, 2010

	Three months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	(81)	19	—
Profit margin	(7.8)%	1.7%
New orders	993	1,091	(9)%	(12)%	2%	0%
Revenue	1,045	1,102	(5)%	(8)%	2%	0%

(1)	Excluding currency translation and portfolio effects.
     Siemens IT Solutions and Services posted a loss of €81 million in the third quarter, including charges of €38 million related to a loss contract in Europe, C.I.S., Africa, Middle East. The business continued to face operational challenges while operating in highly competitive markets.

Siemens IT Solutions and Services — Nine months ended June 30, 2010

	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2010	2009	Actual	Adjusted(1)	Currency	Portfolio
Profit	(74)	90	—
Profit margin	(2.4)%	2.6%
New orders	3,096	3,403	(9)%	(8)%	0%	(1)%
Revenue	3,069	3,527	(13)%	(12)%	0%	(1)%

(1)	Excluding currency translation and portfolio effects.
     The factors mentioned above for the third quarter led to similar results for the first nine months. Orders and revenue at Siemens IT Solutions and Services came in lower year-over-year and the business posted a loss. The current nine-month period included the impact of a loss contract mentioned above while the prior-year period included charges related to large customer projects in the UK. The impact of events in the prior year was lower than in the current period. Siemens previously announced plans to put Siemens IT Solutions and Services on a solid long-term foundation. These include the transformation of the business into a separate legal entity, additional investments in the business and reduction of some 4,200 positions worldwide. The latter measure is expected to result in substantial charges in coming quarters.
Siemens Financial Services (SFS) — Three and nine months ended June 30, 2010

	Three months			Nine months
	ended June 30,			ended June 30,
(€ in millions)	2010	2009	% Change	2010	2009	% Change
Profit	113	87	30%	310	270	15%

				June 30,	Sept. 30,
				2010	2009
Total assets				13,050	11,704	12%
     Siemens Financial Services delivered €113 million in profit (defined as income before income taxes) in the third quarter, up from €87 million in the prior-year quarter. The increase in profit compared to the prior-year period came mainly from the commercial finance business, which benefited from a favorable credit environment as well as from income related to the early termination of financings. These factors more than offset lower results from SFS’s internal services business. Total assets rose to €13.050 billion, due primarily to currency translation effects.
     SFS raised its profit in the first nine months of fiscal 2010 from €270 million in the prior-year period to €310 million. The increase in profit compared to the prior-year period came mainly from higher results in the commercial finance business, driven by significantly lower loss reserves and higher interest result, partly offset by lower income from SFS’s internal services.
     Siemens has filed an application with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) for the grant of a license to conduct banking business. The authority is currently reviewing the application. With the help of a licensed credit institution, Siemens aims to expand the product portfolio, particularly in the sales finance area, add flexibility to Group financing and optimize its risk management.
Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, SRE and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance.

Centrally managed portfolio activities
     Centrally managed portfolio activities posted a loss of €16 million in the third quarter compared to a loss of €99 million in the prior-year period. The current period includes a loss of €13 million related to Electronics Assembly Systems. For comparison, the third quarter a year earlier included a higher loss related to Electronics Assembly Systems, primarily including €59 million in operating losses and severance expenses.
     For the first nine months of the fiscal year, the result of Centrally managed portfolio activities was a loss of €56 million compared to a loss of €233 million a year earlier. Within this improvement, the loss related to Electronics Assembly Systems declined to €49 million from a higher loss in the prior-year period, which primarily included €172 million in operating losses and charges related to impairments and severance expenses. Divestment of the electronics assembly systems business is expected to result in a loss. For additional information, see “Subsequent event” within this Interim Report. In addition, the prior-year period included a loss related to the divestment of an industrial manufacturing unit in Austria. Due primarily to portfolio streamlining activities, revenue from Centrally managed portfolio activities fell to €223 million from €461 million in the first nine months a year earlier, despite higher sales from the electronics assembly systems business.
Siemens Real Estate
     Income before income taxes at SRE was €107 million in the third quarter. For comparison, income before income taxes of €244 million in the same period a year earlier included a gain of €221 million on the disposal of Siemens’ residential real estate holdings. Assets with a book value of €130 million were transferred to SRE during the quarter as part of Siemens’ program to bundle its real estate assets into SRE.
     Income before income taxes for the first nine months of fiscal 2010 was €275 million, down from €326 million in the prior-year period, due in part to lower income related to the disposal of real estate. Assets with a book value of €579 million were transferred to SRE during the first nine months of fiscal 2010 as part of the real estate bundling program. SRE will continue to incur costs associated with the program in coming quarters, and expects to continue with real estate disposals depending on market conditions.
Corporate items and pensions
     Corporate items and pensions totaled a negative €266 million in the third quarter compared to a negative €431 million in the same period a year earlier. The difference was due primarily to Corporate items, which were a negative €223 million compared to a negative €326 million in the third quarter of fiscal 2009. Results related to an asset retirement obligation swung from a loss in the prior-year period to a net gain of €64 million in the current quarter, including a gain of €60 million due to revised assumptions (for additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report), a negative interest-related effect from the measurement of this obligation, and a positive effect from related hedging activities not qualifying for hedge accounting. In addition, Corporate items in the third quarter included carve-out costs related to Siemens IT Solutions and Services. For comparison, the third quarter a year earlier included a charge of €54 million related to a global settlement agreement with the World Bank Group, as well as severance expenses of €33 million related to the global SG&A program. Centrally carried pension expense was €44 million in the current period, compared to €105 million in the third quarter a year earlier. The change year-over-year was due primarily to higher insurance costs in the prior-year period related to our mandatory membership in the Pensionssicherungsverein (PSV), the German pension insurance association.
     In the first nine months of the fiscal year, Corporate items and pensions totaled a negative €710 million compared to a negative €1.120 billion in the prior-year period. Included therein, Corporate items improved from a negative €862 million to a negative €556 million. In addition to the factors mentioned above for the third quarter, the change year-over-year in Corporate items was influenced by a number of positive factors in the current period. These include higher gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. The net gain related to the above-mentioned asset retirement obligation was €19 million for the nine-month period. The above gains were partly offset by higher expenses associated with streamlining IT costs for Siemens as a whole compared to the prior-year period. For comparison, the prior-year period included a positive effect related to shifting an employment bonus program from cash-based to share-based payment, a charge related to legal and regulatory matters and higher net expenses, including an additional €33 million in the first half of fiscal 2009, related to our global SG&A program and other personnel-related restructuring matters. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities amounted to €90 million in the prior-year period.

Centrally carried pension expense improved to €155 million from €258 million in the first nine months a year earlier, due to higher expected return on plan assets and lower interest cost in the current period, as well as higher insurance costs in the prior-year period as mentioned above.
Eliminations, Corporate Treasury and other reconciling items
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €125 million in the third quarter compared to a positive €18 million in the same period a year earlier. The difference is due primarily to changes in fair market values for interest rate derivatives not qualifying for hedge accounting, which resulted from a decline in interest rates within the current quarter.
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €169 million in the first nine months of fiscal 2010, compared to a negative €273 million in the same period a year earlier. The improvement was due mainly to Corporate Treasury, where a decline in refinancing costs due to lower interest rates was partly offset by changes in fair market value from interest rate derivatives not qualifying for hedge accounting.

Reconciliation to EBITDA (adjusted) (continuing operations)
The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted).
We report EBIT (adjusted) and EBITDA (adjusted) as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our “Consolidated Statements of Income.”
For further information regarding EBIT (adjusted) and EBITDA (adjusted), please refer to the end of this Interim group management report.
For the nine months ended June 30, 2010 and 2009 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sectors and Divisions
Industry Sector	2,595	2,139	(3)	—	(13)	(10)	2,611	2,149	265	273	477	503	3,353	2,925
Industry Automation	714	473	(2)	(2)	2	1	715	474	133	136	65	71	913	681
Drive Technologies	573	675	(1)	(2)	(1)	(2)	575	679	33	34	106	107	714	820
Building Technologies	308	269	5	3	1	(2)	302	268	55	52	66	69	423	389
OSRAM	432	108	(10)	1	—	1	443	106	13	19	162	166	618	291
Industry Solutions	158	327	4	2	(5)	—	159	325	19	25	43	48	221	398
Mobility	399	289	3	(2)	(11)	(7)	407	298	10	7	35	43	453	348
Energy Sector	2,608	2,437	56	44	(16)	(16)	2,568	2,409	69	52	252	220	2,889	2,681
Fossil Power Generation	1,127	948	14	21	(11)	(16)	1,124	943	13	12	86	72	1,223	1,027
Renewable Energy	265	306	8	3	(3)	(1)	259	304	21	5	39	31	319	340
Oil & Gas	361	359	—	—	(1)	(1)	363	360	20	20	43	41	425	421
Power Transmission	536	503	28	19	1	4	508	480	8	8	56	48	571	536
Power Distribution	298	310	6	1	(2)	(2)	294	311	8	7	24	24	325	342
Healthcare Sector	1,521	967	11	25	10	8	1,501	934	219	232	259	260	1,978	1,426
Imaging & IT	1,060	804	5	5	2	1	1,053	798	74	91	59	63	1,187	952
Workflow & Solutions	88	(83)	—	10	1	1	88	(94)	4	4	19	17	111	(73)
Diagnostics	358	241	—	—	5	7	353	234	140	137	176	174	669	545

Total Sectors	6,724	5,543	64	69	(19)	(18)	6,679	5,492	553	557	988	983	8,219	7,032

Equity Investments	(10)	129	(59)	(195)	28	26	22	298	—	—	—	—	22	298
Cross-Sector Businesses
Siemens IT Solutions and Services	(74)	90	13	21	—	2	(87)	67	34	32	67	110	15	209
Siemens Financial Services (SFS)	310	270	66	112	212	95	33	63	5	4	243	235	280	302
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(56)	(233)	—	—	3	1	(59)	(234)	1	1	5	44	(53)	(189)
Siemens Real Estate (SRE)	275	326	—	—	(39)	(25)	314	351	1	1	198	115	513	467
Corporate items and pensions	(710)	(1,120)	—	(1)	(101)	(300)	(610)	(819)	11	19	37	46	(561)	(754)
Eliminations, Corporate Treasury and other reconciling items	(169)	(273)	2	(35)	(73)	(144)	(98)	(94)	—	—	(45)	(51)	(143)	(145)

Siemens	6,290	4,732	85	(29)	10	(362)	6,194	5,124	605	614	1,493	1,482	8,292	7,220

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment net of reversals. Includes impairments of goodwill of €— and €23 for the nine months ended June 30, 2010 and 2009, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

Liquidity, capital resources and requirements
Cash flow — First nine months of fiscal 2010 compared to first nine months of fiscal 2009
     The following discussion presents an analysis of our cash flows for the first nine months of fiscal 2010 and 2009 for both continuing and discontinued operations.
     We report Free cash flow as a performance measure, which is defined as Net cash provided by (used in) operating activities less cash used for Additions to intangible assets and property, plant and equipment. We believe this measure is helpful to our investors as an indicator of our long-term ability to generate cash flows from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about this measure, refer to “Notes to Condensed Interim Consolidated Financial Statements — Segment information” and to the end of this Interim group management report.

							Continuing and
Free cash flow		Continuing operations			Discontinued operations		discontinued operations
		Nine months ended June 30,
(in millions of €)		2010	2009		2010	2009	2010	2009
Net cash provided by (used in):(1)
Operating activities	A	5,475	2,230	(3)	(63)	(109)	5,412	2,121	(3)
Investing activities		(1,485)	(1,589)	(3)	(73)	(185)	(1,558)	(1,774)	(3)
Herein: Additions to intangible assets and property, plant and equipment	B	(1,354)	(1,602	)(3)	—	—	(1,354)	(1,602	)(3)
Free cash flow(1)(2)	A+B	4,121	628		(63)	(109)	4,058	519

(1)	For information regarding Net cash provided by (used in) financing activities please refer to the discussion below.

(2)	The closest comparable financial measure of Free cash flow under IFRS is Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” Additions to intangible assets and property, plant and equipment from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Condensed Interim Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate this measure differently.

(3)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 Additions to assets held for rental in operating leases , in previous years reported under Additions to intangible assets and property, plant and equipment , were retrospectively reclassified from Net cash provided by (used in) investing activities to Net cash provided by (used in) operating activities . For further information, see “Notes to Condensed Interim Consolidated Financial Statements.”
     Operating activities provided net cash of €5.412 billion in the first nine months of fiscal 2010, compared to net cash provided of €2.121 billion in the prior-year period. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €5.475 billion, compared to net cash provided of €2.230 billion in the same period a year earlier. Supported by a strong growth in Total Sectors profit, particularly in the Healthcare and Industry Sectors, cash flow from operating activities primarily improved on a substantial reduction in the build-up of net working capital, particularly in the Energy Sector. The current period included approximately €0.6 billion in outflows related to severance charges relating to structural initiatives as well as the global SG&A reduction program initiated in prior periods. For comparison, the prior-year nine-month period included €1.008 billion in cash outflows associated with the settlement of legal proceedings as well as approximately €0.8 billion in outflows stemming from previous charges related to project reviews, structural initiatives and the global SG&A reduction program.
     Discontinued operations improved to net cash used of €63 million in the first nine months of fiscal 2010, compared to net cash used of €109 million in the prior-year period.
     Investing activities in continuing and discontinued operations used net cash of €1.558 billion in the first nine months, compared to net cash used of €1.774 billion in the prior-year period. Within the total, net cash used in investing activities for continuing operations amounted to €1.485 billion in the first nine months of fiscal 2010 and €1.589 billion in the prior-year period. Within continuing operations, cash outflows for Acquisitions, net of cash acquired, were €488 million including approximately €0.3 billion for the acquisition of Solel Solar Systems, a solar thermal power technology company.

Within continuing operations, Proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €459 million primarily due to the sale of land and buildings at SRE and the sale of our 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KgaA. For comparison the prior-year period included net cash provided of €1.103 billion mainly from the sale of our residential real estate holdings Siemens Wohnungsgesellschaft mbH & Co. OHG and the sale of our 50% stake in FSC to Fujitsu Limited. In contrast, cash outflows for Purchases of investments in the prior-year period included €0.5 billion resulting from a drawdown request by NSN under a Shareholder Loan Agreement between Siemens and NSN.
     Discontinued operations in the first nine months of fiscal 2010 used net cash of €73 million primarily for former Com activities. In the prior-year period discontinued operations used net cash of €185 million. In the prior-year period, cash outflows related to the fiscal 2005 divestment of our mobile devices business included €0.3 billion for a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG as well as cash outflows related to the settlement of legal matters. Cash outflows from discontinued operations in the prior-year period were partially offset by cash inflows resulting from a settlement between The Gores Group and us regarding pending requirements for purchase price adjustments and further mutual obligations related to the disposal of the former enterprise networks business.
     Free cash flow from continuing and discontinued operations amounted to a positive €4.058 billion in the first nine months of fiscal 2010, compared to a positive €519 million in the prior-year period. Total Free cash flow from continuing operations in the current period amounted to a positive €4.121 billion, compared to a positive €628 million a year earlier. The change year-over-year was due primarily to the increase in net cash provided by operating activities as discussed above. Due to tight control of capital expenditures, cash used for Additions to intangible assets and property, plant and equipment decreased to €1.354 billion from €1.602 billion in the same period a year earlier. The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was a positive 0.93 for the nine months of fiscal 2010, compared to a positive 0.18 in the prior-year period.
     Free cash flows during fiscal 2009 and the first three quarters of fiscal 2010 were as follows:

     Financing activities from continuing and discontinued operations used net cash of €2.495 billion in the first nine months of fiscal 2010, compared to a net cash inflow of €1.774 billion in the prior-year period. The earlier nine-month period included inflows of €4.0 billion from the issuance of medium-term notes partly offset by the repayment of a €0.5 billion floating-rate extendible note. In the current period Changes in short-term debt and other financing activities used net cash of €751 million, resulting mainly from the repayment of outstanding commercial paper and the settlements of financial derivatives used to hedge currency exposure in our financing activities. For comparison, the prior-year period included net cash inflows of €296 million due to an increase in outstanding commercial paper of €1.1 billion. These inflows were largely offset by payments related to the settlements of financial derivatives used to hedge currency exposure in our financing activities, and also by net repayments of loans from banks. Dividends paid to shareholders (for fiscal 2009) in the current nine-month period amounted to €1.388 billion, compared to €1.380 billion (paid for fiscal 2008) in the prior-year period.

Capital resources and requirements
     Our capital resources consist of a variety of short- and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as Cash and cash equivalents, future cash flows from operating activities and current Available-for-sale financial assets.
     Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding, portfolio activities and capital requirements for our share buyback plan, if continued in fiscal 2010. Other expected capital requirements include cash outflows in connection with restructuring measures.
     For further information see “Financial position — Capital resources and requirements” and “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2009.
     Total debt comprises our Notes and bonds , Loans from banks , Obligations under finance leases and Other financial indebtedness such as commercial paper. Total debt comprises Short-term debt and current maturities of long-term debt as well as Long-term debt , as stated on the Consolidated Statements of Financial Position. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets , as stated on the Consolidated Statements of Financial Position. Net debt results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of Net debt is useful for investors. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information regarding Net debt , please refer to the end of this Interim group management report.
Net debt

	June 30,	September 30,
(in millions of €)	2010	2009
Short-term debt and current maturities of long-term debt	458	698
Long-term debt	20,032	18,940
Total debt	20,490	19,638

Cash and cash equivalents	11,829	10,159
Available-for-sale financial assets (current)	262	170
Total liquidity	12,091	10,329

Net debt(1)	8,399	9,309

(1)	We typically need a considerable portion of our Cash and cash equivalents as well as current Available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time.
      Net debt was €8.399 billion as of June 30, 2010, compared to €9.309 billion as of September 30, 2009. Within Net debt , Short-term debt and current maturities of long-term debt decreased by €240 million compared to the end of the prior fiscal year, mainly due to the repayment of commercial paper. Our Long-term debt increased by €1.092 billion compared to the end of the prior fiscal year, primarily due to foreign currency translation effects. For further information regarding the increase in Cash and cash equivalents please refer to “Cash flow — First nine months of fiscal 2010 compared to first nine months of fiscal 2009” above.

Pension plan funding
     At the end of the first nine months of fiscal 2010, the combined funded status of Siemens’ principal pension plans showed an underfunding of €6.1 billion, compared to an underfunding of €4.0 billion at the end of fiscal 2009. The decline in funded status was due primarily to a decrease in the discount rate assumption as of June 30, 2010, which increased Siemens’ estimated defined benefit obligation (DBO). For the nine-month period in fiscal 2010, actuarial losses in the DBO, primarily related to the decrease in the discount assumption, amounted to €2.2 billion. To a lesser extent, DBO and underfunding increased due to accrued service and interest cost. The decline in funded status was partly offset by a positive actual return on plan assets, employer contributions, which included supplemental employer contributions in the U.K. in the second quarter, and a reduction in the DBO of €192 million due to a curtailment of pension plans in the U.S. in the second quarter. The actual return on plan assets for the first nine months of fiscal 2010, resulting predominantly from fixed-income investments, amounted to €978 million, compared to the expected return for the first nine months of €1,005 million, which represents a 6.4% expected annual return. For the nine-month period in fiscal 2010, actuarial losses for plan assets amounted to €27 million. While the change in funded status generally does not affect earnings for the current fiscal year, it affects Other comprehensive income and equity on the Consolidated Statements of Financial Position.
     The fair value of plan assets of Siemens’ principal funded pension plans as of June 30, 2010, was €22.7 billion, compared to €21.1 billion on September 30, 2009. In the first nine months of fiscal 2010, employer contributions amounted to €469 million compared to €108 million in the prior-year period. The increase in plan assets was due to currency translation effects of €1.1 billion, the positive actual return on plan assets mentioned earlier, and to a minor extent due to employer contributions. These effects more than offset the benefits paid during the first nine months.
     The estimated DBO for Siemens’ principal pension plans amounted to €28.8 billion as of June 30, 2010, €3.7 billion higher than the DBO of €25.1 billion as of September 30, 2009. The difference is due to a decrease in the discount rate assumption as of June 30, 2010, currency translation effects of €1.3 billion, and to a minor extent due to the net of service and interest cost less benefits paid during the nine months period. These effects were slightly compensated by the positive impact of the curtailment of the U.S. pension plans in the second quarter.
     For more information on our pension plans, see “Notes to Condensed Interim Consolidated Financial Statements.”
Report on risks and opportunities
     Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.
     In our Annual Report for fiscal 2009 we described certain risks which could have a material adverse effect on our financial condition or results of operations and the design of our risk management system.
     As previously disclosed, we conduct business with customers in countries that are subject to export controls, embargos or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations. If our activities in sanctioned countries were deemed to violate applicable regulations, we could become subject to penalties and suffer reputational harm.

Business with customers in Iran has recently become subject to significant further regulation under Resolution 1929 (2010) of the Security Council of the United Nations, the U.S. “Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010” enacted on July 1, 2010 as well as the “Council Implementing Regulation (EU) No 668/2010 of 26 July 2010 implementing Article 7(2) of Regulation (EC) No 423/2007 concerning restrictive measures against Iran” and the “Council Decision of 26 July 2010 concerning restrictive measures against Iran and repealing Common Position 2007/140/CFSP” by the European Union. Even though we have decided, as a general rule, not to enter into new contracts with customers in Iran, we may still conduct certain business activities and provide products and services to customers in Iran under limited circumstances in accordance with the detailed policies implementing this general rule, as described in more detail in the Siemens Interim Report for the second quarter and the first half of fiscal 2010. New or tightened export controls, embargos or other forms of trade restrictions imposed on Iran or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in an adaptation of our policies. In addition, the termination of our activities in Iran or other sanctioned countries may expose us to customer claims and other actions. We are currently in the process of evaluating the potential impact, if any, of the Iran legislation referenced above on, among other things, our Energy business in Iran.
     During the first nine months of fiscal 2010 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2009 and in the sections of this Interim Report entitled “Overview of financial results for the third quarter of fiscal 2010,” “Segment information analysis,” “Legal proceedings” and “Outlook.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.
     For information concerning forward-looking statements and additional information, please also refer to the “Disclaimer” at the end of this “Interim group management report.”
Legal proceedings
     For information on legal proceedings, see “Notes to Condensed Interim Consolidated Financial Statements.”
Subsequent event
     After the end of the third quarter, Siemens announced that it had signed an agreement to sell its electronics assembly systems business (Siemens Electronics Assembly Systems) to ASM Pacific Technology, headquartered in Hong Kong. The transaction is subject to certain approvals, including by regulatory authorities.
Outlook
     We continue to expect a mid-single-digit percentage decline in organic revenue in fiscal 2010 due in part to the stabilizing effect of our strong order backlog. We expect Total Sectors profit for fiscal 2010 above the prior-year level of €7.466 billion. This increase from our earlier guidance of €6.0 to €6.5 billion correspondingly raises our expectation for after-tax growth in income from continuing operations. This outlook excludes major impacts that may arise from restructuring, portfolio transactions, impairments, and legal and regulatory matters.

     New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity, or ROE; return on capital employed, or ROCE; Free cash flow; cash conversion rate, or CCR; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F, which can be found on Siemens’ Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.
     This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and nine months ended June 30, 2010 and 2009
(in millions of €, per share amounts in €)

		Three months		Nine months
		ended June 30,		ended June 30,
	Note	2010	2009	2010	2009
Revenue		19,170	18,348	54,749	56,937
Cost of goods sold and services rendered		(13,383)	(13,367)	(38,401)	(41,355)

Gross profit		5,787	4,981	16,348	15,582
Research and development expenses		(936)	(989)	(2,678)	(2,875)
Marketing, selling and general administrative expenses		(2,871)	(2,586)	(7,941)	(7,974)
Other operating income	3	188	597	656	881
Other operating expense	4	(100)	(206)	(190)	(491)
Income (loss) from investments accounted for using the equity method, net		34	(97)	85	(29)
Interest income	5	543	512	1,590	1,618
Interest expense	5	(470)	(508)	(1,406)	(1,699)
Other financial income (expense), net	5	(111)	(42)	(174)	(281)

Income from continuing operations before income taxes		2,064	1,662	6,290	4,732
Income taxes		(623)	(438)	(1,839)	(1,293)

Income from continuing operations		1,441	1,224	4,451	3,439
Income (loss) from discontinued operations, net of income taxes		(6)	93	13	121

Net income		1,435	1,317	4,464	3,560

Attributable to:
Non-controlling interests		24	57	98	135
Shareholders of Siemens AG		1,411	1,260	4,366	3,425
Basic earnings per share	15
Income from continuing operations		1.63	1.35	5.02	3.82
Income (loss) from discontinued operations		(0.01)	0.10	0.01	0.14

Net income		1.62	1.45	5.03	3.96

Diluted earnings per share	15
Income from continuing operations		1.61	1.34	4.97	3.80
Income (loss) from discontinued operations		(0.01)	0.10	0.01	0.13

Net income		1.60	1.44	4.98	3.93

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended June 30, 2010 and 2009
(in millions of €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2010	2009	2010	2009
Net income	1,435	1,317	4,464	3,560
Currency translation differences	1,144	(37)	2,136	(345)
Available-for-sale financial assets	(2)	36	25	45
Derivative financial instruments	(336)	195	(653)	184
Actuarial gains and losses on pension plans and similar commitments	(1,014)	320	(1,643)	(1,857)

Other comprehensive income, net of tax (1)	(208)	514	(135)	(1,973)

Total comprehensive income	1,227	1,831	4,329	1,587

Attributable to:
Non-controlling interests	65	39	191	149
Shareholders of Siemens AG	1,162	1,792	4,138	1,438

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €46 and €43, respectively, for the three months ended June 30, 2010 and 2009, and €50 and €34 for the nine months ended June 30, 2010 and 2009, respectively.
     The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2010 (unaudited) and September 30, 2009
(in millions of €)

	Note	6/30/10	9/30/09
ASSETS
Current assets
Cash and cash equivalents		11,829	10,159
Available-for-sale financial assets		262	170
Trade and other receivables		15,272	14,449
Other current financial assets (1)		2,508	2,407
Inventories		16,304	14,129
Income tax receivables		777	612
Other current assets		1,317	1,191
Assets classified as held for disposal	2	680	517

Total current assets		48,949	43,634

Goodwill	6	17,975	15,821
Other intangible assets	7	5,363	5,026
Property, plant and equipment		11,982	11,323
Investments accounted for using the equity method		4,879	4,679
Other financial assets (1)		11,138	10,525
Deferred tax assets		3,783	3,291
Other assets		714	627

Total assets		104,783	94,926

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	8	458	698
Trade payables		7,578	7,593
Other current financial liabilities (1)		2,457	1,600
Current provisions		4,771	4,191
Income tax payables		2,194	1,936
Other current liabilities		21,218	20,311
Liabilities associated with assets classified as held for disposal		141	157

Total current liabilities		38,817	36,486

Long-term debt	8	20,032	18,940
Pension plans and similar commitments	9	8,054	5,938
Deferred tax liabilities		802	776
Provisions	10	3,015	2,771
Other financial liabilities (1)		1,517	706
Other liabilities		2,335	2,022

Total liabilities		74,572	67,639

Equity	11
Common stock, no par value (2)		2,743	2,743
Additional paid-in capital		5,937	5,946
Retained earnings		23,914	22,646
Other components of equity		359	(1,057)
Treasury shares, at cost (3)		(3,431)	(3,632)

Total equity attributable to shareholders of Siemens AG		29,522	26,646

Non-controlling interests		689	641

Total equity		30,211	27,287

Total liabilities and equity		104,783	94,926

(1)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see Note 1 to Interim Consolidated Financial Statements).

(2)	Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively.
Issued: 914,203,421 and 914,203,421 shares, respectively.

(3)	45,130,237 and 47,777,661 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2010 and 2009
(in millions of €)

	Nine months
	ended June 30,
	2010	2009
Cash flows from operating activities
Net income	4,464	3,560
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (1)	2,098	2,096
Income taxes	1,844	1,349
Interest (income) expense, net (2)	(184)	73
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(333)	(351)
(Gains) losses on sales of investments, net (3)	(22)	(346)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(2)	12
(Income) losses from investments (1)(3)	(88)	33
Other non-cash (income) expenses	(384)	237
Change in current assets and liabilities
(Increase) decrease in inventories	(898)	(983)
(Increase) decrease in trade and other receivables	221	1,044
(Increase) decrease in other current assets (4)	(58)	(177)
Increase (decrease) in trade payables	(511)	(1,666)
Increase (decrease) in current provisions	222	(1,064)
Increase (decrease) in other current liabilities (4)	114	(1,145)
Change in other assets and liabilities (2)(4)	(312)	(11)
Additions to assets held for rental in operating leases (5)	(421)	(324)
Income taxes paid	(1,335)	(1,159)
Dividends received	495	359
Interest received	502	584

Net cash provided by (used in) operating activities — continuing and discontinued operations	5,412	2,121
Net cash provided by (used in) operating activities — continuing operations	5,475	2,230
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment (5)	(1,354)	(1,602)
Acquisitions, net of cash acquired	(488)	(199)
Purchases of investments (3)	(161)	(705)
Purchases of current available-for-sale financial assets	(125)	(30)
(Increase) decrease in receivables from financing activities	27	(117)
Proceeds from sales of investments, intangibles and property, plant and equipment (3)	459	1,106
Proceeds and (payments) from disposals of businesses	43	(254)
Proceeds from sales of current available-for-sale financial assets	41	27

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,558)	(1,774)
Net cash provided by (used in) investing activities — continuing operations	(1,485)	(1,589)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock	92	134
Proceeds from issuance of long-term debt	—	3,973
Repayment of long-term debt (including current maturities of long-term debt)	—	(500)
Change in short-term debt and other financing activities	(751)	296
Interest paid	(345)	(639)
Dividends paid	(1,388)	(1,380)
Dividends paid to non-controlling interest holders	(103)	(110)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(2,495)	1,774
Net cash provided by (used in) financing activities — continuing operations	(2,631)	1,480
Effect of exchange rates on cash and cash equivalents	376	27
Net increase (decrease) in cash and cash equivalents	1,735	2,148
Cash and cash equivalents at beginning of period	10,204	6,929

Cash and cash equivalents at end of period	11,939	9,077
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	110	59

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	11,829	9,018

(1)	Impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively to conform to the current year presentation.

(2)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(3)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(4)	Includes effects from the retrospective application of an amended accounting pronouncement in fiscal 2010, which resulted in the reclassification of certain derivatives, not qualifying for hedge accounting, from current to non-current. In addition, the prior year presentation related to derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.

(5)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to Condensed Interim Consolidated Financial Statements.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended June 30, 2010 and 2009
(in millions of €)

			Total comprehensive income
				Other components of equity
					Available-				Total equity
		Additional		Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained	translation	financial	financial		shares	to shareholders	Non-controlling	Total
	stock	capital	earnings(1)	differences	assets	instruments	Total	at cost	of Siemens AG	interests	equity
Balance at October 1, 2008	2,743	5,997	22,989	(789)	4	(168)	22,036	(4,002)	26,774	606	27,380

Comprehensive income	—	—	1,568 (1)	(359)	45	184	1,438	—	1,438	149	1,587 (2)
Dividends	—	—	(1,380)	—	—	—	(1,380)	—	(1,380)	(101)	(1,481)
Issuance of common stock and share-based payment	—	61	—	—	—	—	—	—	61	—	61
Purchase of common stock	—	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	(113)	—	—	—	—	—	370	257	—	257
Other changes in equity	—	—	(6)	—	—	—	(6)	—	(6)	(8)	(14)

Balance at June 30, 2009	2,743	5,945	23,171	(1,148)	49	16	22,088	(3,632)	27,144	646	27,790

Balance at October 1, 2009	2,743	5,946	22,646	(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

Comprehensive income	—	—	2,726 (1)	2,038	25	(651)	4,138	—	4,138	191	4,329 (2)
Dividends	—	—	(1,388)	—	—	—	(1,388)	—	(1,388)	(173)	(1,561)
Issuance of common stock and share-based payment	—	11	(17)	—	—	—	(17)	—	(6)	—	(6)
Purchase of common stock	—	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	(20)	—	—	—	—	—	201	181	—	181
Other changes in equity	—	—	(53)	4	—	—	(49)	—	(49)	30	(19)

Balance at June 30, 2010	2,743	5,937	23,914	748	101	(490)	24,273	(3,431)	29,522	689	30,211

(1)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €(1,640) and €(1,857), respectively, in the nine months ended June 30, 2010 and 2009.

(2)	In the nine months ended June 30, 2010 and 2009, Total comprehensive income is net of tax. In the nine months ended June 30, 2010, Total comprehensive income in Total equity includes non controlling interests of €(3) relating to Actuarial gains and losses on pension plans and similar commitments, €98 relating to Currency translation differences, €— relating to Available-for-sale financial assets and €(2) relating to Derivative financial instruments.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended June 30, 2010 and 2009 and as of September 30, 2009
(in millions of €)

															Additions to
															intangible assets		Amortization,
					Intersegment										and property, plant		depreciation and
	New orders(1)		External revenue		revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	6/30/10	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	8,805	6,597	8,441	7,871	278	258	8,720	8,129	900	534	10,953	10,551	979	673	177	171	253	264
Energy	8,061	6,849	6,392	6,350	70	86	6,462	6,436	925	863	1,461	1,594	1,158	489	130	139	117	98
Healthcare	3,260	2,772	3,126	2,849	26	16	3,152	2,865	506	270	13,967	12,813	729	527	85	85	169	172

Total Sectors	20,126	16,218	17,959	17,070	374	360	18,334	17,430	2,331	1,667	26,380	24,958	2,867	1,689	392	395	539	534
Equity Investments	—	—	—	—	—	—	—	—	2	157	3,463	3,833	388	152	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	993	1,091	798	844	247	258	1,045	1,102	(81)	19	336	241	1	(71)	27	25	35	39
Siemens Financial Services (SFS)	195	189	149	154	44	34	193	188	113	87	13,050	11,704	13	55	36	24	89	80
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	136	99	103	107	3	19	106	126	(16)	(99)	(461)	(543)	(12)	(32)	2	2	2	(1)
Siemens Real Estate (SRE)	500	429	73	85	413	344	487	429	107	244	4,843	4,489	(12)	3	73	87	68	42
Corporate items and pensions	104	104	89	88	27	21	116	109	(266)	(431)	(9,211)	(7,445)	(235)	(298)	15	12	15	21
Eliminations, Corporate Treasury and other reconciling items	(1,183)	(970)	—	—	(1,109)	(1,036)	(1,109)	(1,036)	(125)	18	66,383	57,689	(865)	(434)	(5)	—	(14)	(15)

Siemens	20,871	17,160	19,170	18,348	—	—	19,170	18,348	2,064	1,662	104,783	94,926	2,145	1,064	539	545	733	700

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010, additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €183 and €95 in the three months ended June 30, 2010 and 2009, respectively. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the nine months ended June 30, 2010 and 2009 and as of September 30, 2009
(in millions of €)

															Additions to
															intangible assets		Amortization,
					Intersegment										and property, plant		depreciation and
	New orders(1)		External revenue		revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	6/30/10	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	25,076	25,174	24,283	25,254	805	808	25,088	26,062	2,595	2,139	10,953	10,551	2,701	1,898	416	552	742	772
Energy	21,061	23,589	18,030	18,749	230	283	18,260	19,032	2,608	2,437	1,461	1,594	2,679	1,001	327	399	321	272
Healthcare	9,075	8,619	8,895	8,739	55	46	8,951	8,785	1,521	967	13,967	12,813	1,674	1,078	231	242	478	492

Total Sectors	55,212	57,382	51,209	52,742	1,091	1,137	52,299	53,879	6,724	5,543	26,380	24,958	7,053	3,977	974	1,193	1,540	1,536
Equity Investments	—	—	—	—	—	—	—	—	(10)	129	3,463	3,833	402	231	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	3,096	3,403	2,356	2,700	712	827	3,069	3,527	(74)	90	336	241	(135)	(216)	62	88	102	142
Siemens Financial Services (SFS)	597	568	502	480	94	87	597	567	310	270	13,050	11,704	255	273	82	79	247	239
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	306	425	212	422	10	39	223	461	(56)	(233)	(461)	(543)	(92)	(199)	5	8	6	27
Siemens Real Estate (SRE)	1,408	1,295	225	278	1,169	1,017	1,394	1,295	275	326	4,843	4,489	24	15	207	205	199	116
Corporate items and pensions	318	281	245	315	97	38	342	353	(710)	(1,120)	(9,211)	(7,445)	(1,699)	(2,329)	35	36	48	64
Eliminations, Corporate Treasury and other reconciling items	(3,246)	(3,110)	—	—	(3,174)	(3,145)	(3,174)	(3,145)	(169)	(273)	66,383	57,689	(1,689)	(1,124)	(10)	(7)	(45)	(51)

Siemens	57,691	60,244	54,749	56,937	—	—	54,749	56,937	6,290	4,732	104,783	94,926	4,121	628	1,354	1,602	2,098	2,073

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €421 and €324 in the nine months ended June 30, 2010 and 2009, respectively. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
1. Basis of presentation
     The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
     Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the fields of electronics and electrical engineering.
     Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of June 30, 2010, the Consolidated Statements of Income for the three and nine months ended June 30, 2010 and 2009, the Consolidated Statements of Comprehensive Income for the three and nine months ended June 30, 2010 and 2009, the Consolidated Statements of Cash Flow for the nine months ended June 30, 2010 and 2009, the Consolidated Statements of Changes in Equity for the nine months ended June 30, 2010 and 2009 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2009. The interim financial statements apply the same accounting principles and practices as those used in the 2009 annual financial statements, except for the adoption of new pronouncements in fiscal 2010 which did not have a material impact on the Company’s Consolidated Financial Statements and which primarily relate to IAS 1, Presentation of Financial Statements: A Revised Presentation (IAS 1 revised), (applied retrospectively), IFRS 3, Business Combinations (IFRS 3 (2008)), IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)); as well as to IAS 7 Statement of Cash Flows (applied retrospectively) and IAS 16 Property, Plant and Equipment in conjunction with the 2008 Improvements to IFRSs and IAS 23 Borrowing Costs (as revised 2007). For further information on impacts of the new pronouncements on the Company’s Consolidated Financial Statements see Note 2 to the Company’s Consolidated Financial Statements as of September 30, 2009. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and nine months ended June 30, 2010, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on July 30, 2010.
     Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.
     Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.
Business combinations— IFRS 3, Business Combinations (IFRS 3 (2008)) and IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)) have been applied by Siemens starting in fiscal 2010. All business combinations are accounted for under the acquisition method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value.
     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
     Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.
     Reclassifications—The presentation of certain prior-year information has been reclassified to conform to the current year presentation. In May 2008 the IASB issued a standard for improvements to International Financial Reporting Standards. In the cash flow statement, according to an amendment of IAS 7, Statement of Cash Flows, cash flows to manufacture or acquire assets held for rental and subsequent sale in the course of the ordinary activities are presented as cash flows from operating activities. Previously, cash outflows in the context of operating leases have been presented as cash flows from investing activities. The amended IAS 7 is effective for annual periods beginning on or after January 1, 2009. Siemens applies the amendment retrospectively in the cash flow statement in fiscal year 2010. The amended IAS 1, applied retrospectively in fiscal 2010, resulted in the reclassification of certain derivative financial instruments, not qualifying for hedge accounting, from current to non-current. Beginning in fiscal 2010, the Company presents total interest income and expense separately in the Consolidated Statements of Income in accordance with Part II of the Annual Improvements Project 2008 of the IASB. Additionally, pension related interest income (expense) as well as Impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively in the Consolidated Statements of Cash Flow to conform to the current year presentation.
     Recent accounting pronouncements, not yet adopted—In November 2009, the IASB issued IFRS 9 Financial Instruments. This standard is the first phase of the IASB’s three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is applicable for annual reporting periods beginning on or after January 1, 2013; early adoption is permitted. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Company is currently assessing the impacts of the adoption on the Company’s Consolidated Financial Statements.
     The IASB issued various other pronouncements, which do not have a material impact on Siemens’ Consolidated Financial Statements.
2. Acquisitions, dispositions and discontinued operations
     a) Acquisitions
     At the beginning of November 2009, Siemens completed the acquisition of 100 percent of Solel Solar Systems Ltd., a solar thermal power technology company. Solel Solar Systems Ltd., which was consolidated as of November 2009, will be integrated into Energy Sector’s Renewable Energy Division. The aggregate consideration amounts to approximately €279 (including cash acquired). The Company further proceeded in the purchase price allocation in the third quarter of fiscal 2010, but has not yet finalized it. As such the amounts recognized as a result of the measurement of assets acquired and liabilities assumed have been determined provisionally. Based on the preliminary fair value assessment €185 was recorded as goodwill.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     b) Dispositions and discontinued operations
          Discontinued operations
     Net results of discontinued operations presented in the Consolidated Statements of Income in the three and nine months ended June 30, 2010 amounted to €(6) (thereof €3 income tax) and €13 (thereof €(5) income tax) compared to the three and nine months ended June 30, 2009 of €93 (thereof €(49) income tax) and €121 (thereof €(56) income tax), respectively. Those mainly relate to the former operating segment Communications (Com). In 2009, net results of discontinued operations relate mainly to legal matters in connection with the former Com activities and a loss on disposal of the SEN business which was compensated by a positive income effect of €154 from a settlement between Siemens and The Gores Group in the third quarter of fiscal 2009 regarding pending requirements for purchase price adjustment and further mutual obligations in relation to the disposal of the SEN business. For information on the disposal of Com see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2009.
          Other Dispositions: consummated transactions
     At the beginning of November 2009, the Company sold its Airfield Solutions Business, which was part of the Industry Sector’s Mobility Division. The transaction resulted in a preliminary pre-tax gain, net of related costs of €47, which is included in Other operating income.
     At the end of December 2009, Siemens sold its 25% minority stake of Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method at the Healthcare Sector. The sale proceeds include a cash component, a vendor loan component and an option component, which is dependent on the share-price performance of the Drägerwerk AG & Co. KGaA.
     In the first quarter of fiscal 2009, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC) to ARQUES Industries AG. At the beginning of November 2008, Siemens signed an agreement to sell its 50% stake of Fujitsu Siemens Computers (Holding) BV (FSC), which was presented in the segment Equity Investments, to Fujitsu Limited. The transaction closed at the beginning of April 2009. The Siemens Wohnungsgesellschaft mbH & Co. OHG real estate transaction closed in the third quarter of fiscal 2009. For information on these transfers see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2009.
          Other Dispositions: held for disposal
     The Consolidated Statement of Financial Position as of June 30, 2010 includes €680 of assets and €141 of liabilities classified as held for disposal, which primarily relate to Electronics Assembly Systems (EA) and Areva NP S.A.S. The Company is actively pursuing the disposal of EA business reported in Centrally managed portfolio activities (previously Other Operations). For Areva NP S.A.S., held by the Energy Sector, the Company expects to close the transaction within calendar year 2010.
3. Other operating income

	Three months ended		Nine months ended
	June 30,		June 30,
	2010	2009	2010	2009
Gains on sales of property, plant and equipment and intangibles	95	251	244	276
Gains on disposals of businesses	32	324	88	379
Other	61	22	324	226

	188	597	656	881

     Real estate, which we had recognized as a lessee finance lease under a previous sale and lease back transaction, was sold by the lessor (entities controlled by the Siemens Pension-Trust e.V.) in the nine months ended June 30, 2010, which resulted in the dissolution of our liability from continuing lease involvement of €191 (non-cash transaction), the removal of real estate with a carrying amount of €122 and a gain of €69 reported in Gains on sales of property, plant and equipment and intangibles. In connection with the new real estate operating lease, entered into in the second quarter of fiscal 2010, the Company receives lease subsidies amounting to €43 which are deferred and recognized in income over the term of the new lease. Gains on sales of property, plant and equipment and intangibles in the three and nine months ended June 30, 2009, includes a pre-tax gain of €221, net of related costs, from the sale of Siemens’ residential real estate holdings. The transaction is presented in Siemens Real Estate.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Gains on disposals of businesses, in the nine months ended June 30, 2010, includes €47 gain at Siemens group level related to the sale of our Airfield Solutions Business. Gains on disposals of businesses in the three and nine months ended June 30, 2009, include €309 and €327, respectively, from the sale of Siemens’ investment in FSC presented in the segment Equity Investments. For further information on the transactions see Note 2.
     Other, in the nine months ended June 30, 2010, includes gains from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters, from Siemens’ directors and officers insurance of €84 and €40 related to the recovery of funds frozen by authorities. For further information on legal and regulatory matters included in Other for the three and nine months ended June 30, 2010 and 2009 see Note 13. In the third quarter of fiscal 2010, the Company ceased to consolidate a subsidiary because of a loss of control and began accounting for the investment using the equity method of accounting. This loss of control resulted in a gain of €40 that is primarily attributable to the dilution of derivatives financial liabilities held by the investee. Other in the three and nine months ended June 30, 2009, includes income related to legal and regulatory matters.
4. Other operating expense

	Three months ended		Nine months ended
	June 30,		June 30,
	2010	2009	2010	2009
Losses on disposals of businesses	(7)	(41)	(12)	(61)
Losses on sales of property, plant and equipment and intangibles	(18)	(43)	(22)	(55)
Impairment of goodwill	—	(7)	—	(23)
Other	(75)	(115)	(156)	(352)

	(100)	(206)	(190)	(491)

     Other in the three and nine months ended June 30, 2009, includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €(8) and €(90), respectively. Other in the three and nine months ended June 30, 2009 includes €54 in connection with a settlement agreement with the World Bank Goup – see Note 13.
5. Interest income, interest expense and other financial income (expense), net

	Three months ended		Nine months ended
	June 30,		June 30,
	2010	2009	2010	2009
Pension related interest income	351	321	1,040	976
Interest income, other than pension	192	191	550	642

Interest income	543	512	1,590	1,618

Pension related interest expense	(370)	(374)	(1,092)	(1,145)
Interest expense, other than pension	(100)	(134)	(314)	(554)

Interest expense	(470)	(508)	(1,406)	(1,699)

Income (expense) from available-for-sale financial assets, net	(2)	1	29	4
Miscellaneous financial income (expense), net	(109)	(43)	(203)	(285)

Other financial income (expense), net	(111)	(42)	(174)	(281)

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2010	2009	2010	2009
Expected return on plan assets	351	321	1,040	976
Interest cost	(370)	(374)	(1,092)	(1,145)

Income (expense) from pension plans and similar commitments, net	(19)	(53)	(52)	(169)

     Total amounts of interest income and (expense), other than pension, were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2010	2009	2010	2009
Interest income, other than pension	192	191	550	642
Interest (expense), other than pension	(100)	(134)	(314)	(554)

Interest income (expense), net, other than pension	92	57	236	88

Thereof: Interest income (expense) of Operations, net	7	8	17	20
Thereof: Other interest income (expense), net	85	49	219	68
     Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
     Interest income (expense) other than pension include the following with respect to financial assets (financial liabilities) not at fair value through profit or loss.

	Three months ended		Nine months ended
	June 30,		June 30,
	2010	2009	2010	2009
Total interest income on financial assets	186	182	536	629
Total interest expenses on financial liabilities	(249)	(233)	(751)	(737)
     The components of Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2010	2009	2010	2009
Dividends received	1	8	22	26
Gains on sales, net	2	(7)	15	10
Impairment	(5)	—	(8)	(33)
Other	—	—	—	1

Income (expense) from available-for-sale financial assets, net	(2)	1	29	4

     Miscellaneous financial income (expense), net, in the nine months ended June 30, 2010 and 2009, primarily comprises gains and losses related to derivative financial instruments, gains (losses) of €(190) and €(124), respectively, as a result of the accretion of provisions and the increase (decrease) in the discount rate, as well as expenses as a result of allowances and write offs of finance receivables, net of reversals of
€(46) and €(109), respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Interest rate risk management
     Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. Starting with the first quarter of fiscal 2010 the interest rate risk management relating to the group excluding the SFS business was realigned with the current financial market environment. The objective of such interest rate management is to manage interest rate risk relative to a benchmark, consisting of medium-term interest rate swaps and forward rates for the current fiscal year. To manage interest rate risk towards the benchmark, derivative financial instruments are used as part of an active interest rate management, which do not qualify for hedge accounting treatment due to a portfolio-based approach. Compared to the former interest rate overlay management the benchmark approach generally results in longer interest periods of derivatives and a higher nominal volume. The interest rate management relating to the SFS business is not affected. Such interest rate risk is managed separately considering durations of financial assets.
6. Goodwill

	June 30,	September 30,
	2010	2009
Sectors
Industry	5,489	4,925
Energy	2,604	2,208
Healthcare	9,638	8,476
Cross-Sector Businesses
Siemens IT Solutions and Services	136	115
Siemens Financial Services (SFS)	108	97

Siemens	17,975	15,821

     The net increase in goodwill of €2,154 during the nine months ended June 30, 2010, is attributable to €1,937 of positive foreign currency adjustments, mainly due to the strengthening of the U.S. $ as well as to €234 of acquisitions and purchase accounting adjustments; which is offset by €(17) of dispositions.
7. Other intangible assets

	June 30,	September 30,
	2010	2009
Software and other internally generated intangible assets	3,120	2,664
Less: accumulated amortization	(1,910)	(1,609)

Software and other internally generated intangible assets, net	1,210	1,055

Patents, licenses and similar rights	7,412	6,519
Less: accumulated amortization	(3,259)	(2,548)

Patents, licenses and similar rights,net	4,153	3,971

Other intangible assets	5,363	5,026

     Amortization expense reported in Income from continuing operations before income taxes amounted to €(215) and €(212), respectively, in the three months ended June 30, 2010 and 2009, and to €(605) and €(614) in the nine months ended June 30, 2010 and 2009, respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
8. Debt

	June 30,	September 30,
	2010	2009
Short-term
Loans from banks	350	261
Other financial indebtedness	59	392
Obligations under finance leases	49	45

Short-term debt and current maturities of long-term debt	458	698
Long-term
Notes and bonds (maturing until 2066)	17,691	16,502
Loans from banks (maturing until 2023)	2,059	1,910
Other financial indebtedness (maturing until 2029)	160	379
Obligations under finance leases	122	149

Long-term debt	20,032	18,940

	20,490	19,638

9. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	June 30, 2010			June 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	122	74	48	112	66	46
Interest cost	335	206	129	343	213	130
Expected return on plan assets	(339)	(210)	(129)	(312)	(192)	(120)
Amortization of past service cost (benefit)	(1)	—	(1)	(1)	—	(1)
Loss (gain) due to settlements and curtailments	—	—	—	(10)	—	(10)

Net periodic benefit cost	117	70	47	132	87	45

Germany	70	70		87	87
U.S.	36		36	40		40
U.K.	6		6	8		8
Other	5		5	(3)		(3)

	Nine months ended			Nine months ended
	June 30, 2010			June 30, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	362	224	138	334	200	134
Interest cost	991	618	373	1,029	640	389
Expected return on plan assets	(1,005)	(630)	(375)	(937)	(579)	(358)
Amortization of past service cost (benefit)	26	—	26	(3)	—	(3)
Loss (gain) due to settlements and curtailments	(184)	—	(184)	(24)	(1)	(23)

Net periodic benefit cost	190	212	(22)	399	260	139

Germany	212	212		260	260
U.S.	(87)		(87)	114		114
U.K.	19		19	23		23
Other	46		46	2		2
     Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).
     Net periodic benefit cost for the nine months ended June 30, 2010, include a €192 curtailment gain resulting from a freeze of two defined benefit pension plans in the U.S. Employees will keep benefits earned, however, will not earn future benefits under these plans. Instead, employer contributions will be made to existing defined contribution plans.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Pensions in the line item Corporate items and pensions of Segment information in the nine months ended June 30, 2010 includes €(39) related to our mandatory membership in the German pension insurance association Pensionssicherungsverein (PSV).
Principal pension benefits: Pension obligations and funded status
     At the end of the first nine months of fiscal 2010, the combined funded status of Siemens’ principal pension plans states an underfunding of €6.1 billion, compared to an underfunding of €4.0 billion at the end of fiscal 2009.
     The weighted-average discount rate used to determine the estimated DBO as of June 30, 2010 and 2009 as well as of September 30, 2009, is 4.6%, 5.7% and 5.3%, respectively.
     Contributions include a supplemental pension plan funding in the U.K. in the second quarter of fiscal 2010. Contributions made by the Company to its principal pension benefit plans in the three months ended June 30, 2010 and 2009 were €61 and €38, respectively, and €469 and €108, respectively, in the nine months ended June 30, 2010 and 2009.
10. Provisions
     Asset retirement obligations contain the remediation and environmental protection liabilities for the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau and Karlstein, Germany. For further information, see Note 25 to the Company’s Consolidated Financial Statements as of September 30, 2009. In the nine months ended June 30, 2010, several parameters relating to the development of a final storage facility for radioactive waste, were specified on the so-called Schacht Konrad final storage. Using the input of an independent advisor, management updated its valuation of the liability in the three months ended June 30, 2010. The valuation uses revised assumptions to reflect current and detailed cost estimates, price inflation and discount rates as well as a longer spread of future cash outflows. While the valuation as of September 30, 2009 assumed a lump sum payment in 2033 related to the costs for the final storage, the revised accounting estimates applied as of June 30, 2010, now assume a continuous outflow until 2084 related to the costs for dismantling, intermediate and final storage. The change in estimates resulted in a decrease of the related provision of €60. As of June 30, 2010 and September 30, 2009, the provision totals €889 and €780, respectively.
11. Shareholders’ equity
     Treasury Stock
     In the nine months ended June 30, 2010, Siemens re-issued a total of 2,647,424 of Treasury Stock in connection with share-based payment plans.
     At the Annual Shareholders’ Meeting on January 26, 2010, the Company’s shareholders passed resolutions with respect to the Company’s equity, approving and authorizing:
•	a dividend of €1.60 per share.

•	the Company to acquire up to 10 percent of its capital stock existing at the date of the Shareholders’ resolution, which represents 91,420,342 Treasury shares. The authorization became effective on March 1, 2010, and remains in force through July 25, 2011. The previous authorization, granted at the January 27, 2009 Shareholders’ Meeting was superseded as of the effective date of the new resolution. The use of treasury stock primarily remained unchanged.

•	the Managing Board to issue bonds in an aggregate principal amount of up to €15,000 with conversion rights or with warrants or a combination thereof, entitling the holders to subscribe to up to 200,000 thousand new shares of Siemens AG with no par value, representing up to €600 of capital stock. In order to service the issuance of such bonds, up to 200,000 thousand new shares with no par value, representing up to €600 of capital stock was provided (Conditional Capital 2010). Conditional Capital 2010 became effective with its registration in the German Commercial Registry (Handelsregister) in April 2010. The authorization will expire on January 25, 2015. The previous authorization to issue bonds with conversion rights or warrants and Conditional Capital 2009 was cancelled and superseded by Conditional Capital 2010.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Other Comprehensive Income

	Three months ended			Three months ended
	June 30, 2010			June 30, 2009
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	(4)	2	(2)	40	(6)	34
Reclassification adjustments for (gains) losses included in net income	—	—	—	2	—	2

Net unrealized gains (losses) on available-for-sale financial assets	(4)	2	(2)	42	(6)	36
Unrealized gains (losses) on derivative financial instruments	(509)	143	(366)	269	(82)	187
Reclassification adjustments for (gains) losses included in net income	44	(14)	30	11	(3)	8

Net unrealized gains (losses) on derivative financial instruments	(465)	129	(336)	280	(85)	195
Foreign-currency translation differences	1,144	—	1,144	(37)	—	(37)
Actuarial gains and losses on pension plans and similar commitments	(1,323)	309	(1,014)	296	24	320

Other comprehensive income	(648)	440	(208)	581	(67)	514

	Nine months ended			Nine months ended
	June 30, 2010			June 30, 2009
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	32	(3)	29	7	(2)	5
Reclassification adjustments for (gains) losses included in net income	(5)	1	(4)	51	(11)	40

Net unrealized gains (losses) on available-for-sale financial assets	27	(2)	25	58	(13)	45
Unrealized gains (losses) on derivative financial instruments	(851)	244	(607)	102	(33)	69
Reclassification adjustments for (gains) losses included in net income	(66)	20	(46)	166	(51)	115

Net unrealized gains (losses) on derivative financial instruments	(917)	264	(653)	268	(84)	184
Foreign-currency translation differences	2,136	—	2,136	(345)	—	(345)
Actuarial gains and losses on pension plans and similar commitments	(2,237)	594	(1,643)	(2,316)	459	(1,857)

Other comprehensive income	(991)	856	(135)	(2,335)	362	(1,973)

     Foreign currency translation differences are primarily a result of the strengthening of the U.S. $ in the three and nine months ended June 30, 2010. Actuarial gains and losses on pension plans and similar commitments in the three months ended June 30, 2010 primarily changed due to an adjustment of the discount rate and due to actual returns varying from expected returns.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
12. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	June 30,	September 30,
	2010	2009
Guarantees:
Credit guarantees	527	313
Guarantees of third-party performance	1,213	1,092
HERKULES obligations(1)	3,090	3,490
Other guarantees	2,280	2,253

	7,110	7,148

(1)	For additional information on the HERKULES obligations, see the Company’s Consolidated Financial Statements as of September 30, 2009.
13. Legal proceedings
     For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2009 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2009 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information—Risk factors” and “Item 4: Information on the Company—Legal proceedings.”
     Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
     Public corruption proceedings
     Governmental and related proceedings
     On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens does not expect a significant impact on its business, results of operations or financial condition from this decision. On December 22, 2009, Siemens filed a request to lift the existing suspension.
     In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens must also withdraw all pending bids, including proposals for consulting contracts, in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
misconduct in connection with any Bank Group Projects. Finally, Siemens has undertaken to pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 relating to the global settlement agreement with the World Bank Group. In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO did not contest the debarment.
     In November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before 2007 to the responsible South African authorities.
     On December 30, 2009, the Anti Corruption Commission of Bangladesh (ACC) sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to 2007. On January 4, 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. On February 16, 2010, the ACC sent a request for additional information.
     On June 23, 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Industry project in Thailand. Siemens is cooperating with the authority.
     The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public tenders or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
     As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During the first nine months of fiscal 2010, based on binding agreements including with the relevant authority, the Company recognized an amount of €40 in Other operating income from the agreed recovery of funds from one of these accounts.
     Civil litigation
     As already disclosed by the Company in press releases, Siemens AG asserted claims for damages against former members of the Managing and Supervisory Board. The Company based its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As required by law, the settlements between the Company and individual board members were subject to approval by the Annual Shareholders’ Meeting. The Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also agreed to the settlement with respect to claims under the D&O insurance. During the second quarter of fiscal 2010, Siemens AG received certain benefits as required under the aforementioned settlement agreements with the result that an amount of €96 net of related cost was recognized primarily in Other operating income. Thereof €84 resulted from the settlement agreement with the D&O insurers and €12 resulted from settlement agreements with former board members. The former board members used claims they had against the Company to set off a portion of their obligations under the aforementioned settlement agreements. The remaining amount was or will be settled by the former board members in cash. On January 25, 2010 Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger. The defendants have not yet replied to the complaint filed by Siemens AG.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens A. Ş. Turkey and OSRAM Middle East FZE, Dubai are among the 93 named defendants. Process was served upon all three Siemens affiliates.
     As previously reported, the Company has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. The Company is assessing whether any basis exists for such claims.
     A securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. The Company will defend itself against the lawsuit.
     Antitrust proceedings
     As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court.
     In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the USA including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated. Siemens is cooperating with the authorities. On June 1, 2010, the New Zealand Commerce Commission notified Siemens that their investigation had been closed.
     On February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, including Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A., in response to allegations of anti-competitive agreements relating to a 2009 public tender process for the supply of medical equipment to the procurement entity for the public healthcare sector in the region of Campania, So.Re.Sa. Siemens is cooperating with the authority.
     Other proceedings
     As previously reported, the Company is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. The Company’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned affiliate, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are disputed. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation and damages in the amount of approximately €1 billion. TVO rejected the demand for an extension of time and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay, claimed to amount to €1.4 billion based on estimated completion of the plant in June 2012 with a delay of 38 months. Assuming the full cooperation of all involved parties, nuclear fuel is expected to be loaded into the reactor at the end of 2012 in order to commence the commissioning phase of the overall plant. This testing phase will last several months. As of today, completion is expected to occur by the end of the 2013 calendar year.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Investigations and proceedings currently being conducted by the Greek Parliamentary Investigation Committee, the public prosecutor and the criminal courts in Greece against – among others – former board members and executives of Siemens A.E. based on bribery and fraud allegations might have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and also affect the future business activities of Siemens A.E. in Greece.
     The Greek tax authorities have audited Siemens A.E.’s books for the 1997 to 2003 and 2004 to 2007 tax years. In the third quarter of fiscal 2010, based on a preliminary communication of the findings of the tax audits, Siemens A.E. made payments under a tax act enacted in April 2010 to settle certain matters for which provisions had been established.
     The EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian prosecutor DNA are currently investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (now SIS Romania) to modernize the IT infrastructure of the Romanian judiciary.
     For certain legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.
     In addition to the investigations and legal proceedings described in Siemens’ Annual Report as well as in Form 20-F and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Annual Report as well as in Form 20-F and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens does not currently expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this section.
14. Share-based payment
     Share-based payment plans at Siemens, including the Share Matching Program and its underlying plans as well as the jubilee program which were introduced in fiscal 2009, are predominantly designed as equity-settled plans and to a certain extent as cash-settled plans. Total pre-tax expense for share-based payment recognized in Net income in the three months ended June 30, 2010 and 2009 amounted to €26 and €23, respectively, and to €102 and €190 in the nine months ended June 30, 2010 and 2009.
     For further information on Siemens’ share-based payment plans, see the Company’s Consolidated Financial Statements as of September 30, 2009.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Stock awards
     In the nine months ended June 30, 2010 and 2009, respectively, the Company granted 1,361,586 and 1,992,392 stock awards to 4,314 and 4,156 employees and members of the Managing Board, of which 154,226 and 252,329 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the nine months ended June 30, 2010 and 2009 are:

	Nine months ended		Nine months ended
	June 30, 2010		June 30, 2009
		Weighted Average		Weighted Average
		Grant-Date		Grant-Date
	Awards	Fair Value	Awards	Fair Value
Outstanding, beginning of period	4,438,303	€57.22	3,489,768	€67.56
Granted	1,361,586	€60.79	1,992,392	€37.65
Vested	(824,694)	€57.28	(881,097)	€55.63
Forfeited/settled	(137,589)	€63.73	(131,353)	€45.15

Outstanding, end of period	4,837,606	€58.03	4,469,710	€57.24

     Fair value was determined as the market price of Siemens shares less the present value of expected dividends, as stock awards do not carry dividend rights until vested, which resulted in a fair value of €60.79 and €37.65 per stock award granted in November 2009 and 2008, respectively. Total fair value of stock awards granted in the nine months ended June 30, 2010 and 2009, amounted to €83 and €75, respectively.
     Forfeited/settled in the nine months ended June 30, 2010, includes rights to stock awards granted to former Managing and Supervisory Board members, who used their stock award rights to net their obligations towards the Company, which resulted from settlement agreements in connection with compliance matters. For further information see Note 13.
     Stock Option Plans

	Stock Options
	Nine months ended June 30, 2010
			Weighted Average
			Remaining	Aggregate intrinsic
		Weighted Average	Contractual	value
	Options	Exercise Price	Term (years)	(in millions of €)
Outstanding, beginning of period	2,627,742	€73.89
Options forfeited	(105,015)	€74.40
Options exercised	(134,805)	€74.59
Options expired	(888,210)	€72.54

Outstanding, end of period	1,499,712	€74.59	0.4	—

Exercisable, end of period	1,499,712	€74.59	0.4	—

	Stock Options
	Nine months ended June 30, 2009
			Weighted Average
			Remaining	Aggregate intrinsic
		Weighted Average	Contractual	value
	Options	Exercise Price	Term (years)	(in millions of €)
Outstanding, beginning of period	5,097,083	€73.60
Options forfeited	(119,080)	€73.74
Options exercised	—	—
Options expired	(2,213,111)	€73.25
Options settled	(104,215)	€73.39

Outstanding, end of period	2,660,677	€73.89	1.0	—

Exercisable, end of period	2,660,677	€73.89	1.0	—

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Share Matching Program and its underlying plans
     a) Base Share Program
     Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens companies can purchase Siemens shares under favorable conditions once a year. The Base Share Program is measured at fair value at grant-date. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at Share Matching Plan.
     In fiscal 2010, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to make an investment of a fixed amount of their compensation into Siemens shares, which is sponsored by Siemens with a tax beneficial allowance per plan participant. Shares were bought at market price at a predetermined date in the second quarter. In the nine months ended June 30, 2010, the Company incurred pre-tax expense of €27.
     In fiscal 2009, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to purchase a fixed number of Siemens shares at a preferential price once a year. Up to a stipulated date in the first quarter of the fiscal year, employees were allowed to order the shares, which were issued in the second quarter of the fiscal year. The Company incurred pre-tax expense of €42, in the nine months ended June 30, 2009, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share, which was determined as the market price of Siemens shares less the present value of expected dividends as investment shares of the Base Share Program do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee.
     b) Share Matching Plan
     In the first quarter of fiscal 2010, Siemens issued a new Share Matching Plan (Share Matching Plan 2010). In contrast to the Share Matching Plan 2009 (described below), the Share Matching Plan 2010 is restricted to senior managers only. Senior managers of Siemens AG and participating Siemens companies may invest a certain amount of their compensation in Siemens shares. While for the Share Matching Plan 2009, the price of the investment shares was fixed at the resolution date, for the Share Matching Plan 2010 the shares are purchased at the market price at a predetermined date in the second quarter. Up to the stipulated grant-dates in the first quarter of each fiscal year, senior managers have to decide on their investment amount for which investment shares are purchased. The investment shares are then issued in the second quarter of the fiscal year. In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board and the Supervisory Board of the Company will decide, each fiscal year, whether a new Share Matching Plan will be issued. The fair value at grant date of investment shares resulting from the Share Matching Plan 2010 is €— as the investment shares are offered at market price.
     In the first quarter of fiscal 2009, the Company introduced the Share Matching Plan 2009 to members of the Managing Board and to employees of Siemens AG and participating Siemens companies. Plan participants could invest a certain percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of fiscal year 2009 employees could order the investment shares, which were issued in the second quarter of the fiscal year. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Investment Shares resulting from the Share Matching Plan 2009 are measured at fair value at grant-date, which is determined as the market price of Siemens shares less the present value of expected dividends as investment shares do not carry dividend rights until they are issued in the second quarter, less the share price paid by the participating employee. Depending on the grant-date being either November 30, 2008 or December 17, 2008, the fair values amount to €3.47 and €5.56, respectively, per instrument. The weighted average grant-date fair value amounts to €5.39 per instrument, based on the number of instruments granted.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     c) Monthly Investment Plan
     In the first quarter of fiscal 2010, the Company introduced the Monthly Investment Plan as a further component of the Share Matching Plan. The Monthly Investment Plan is available for employees — other than senior managers — of Siemens AG and participating Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares on a monthly basis. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If management decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may decide their participation in the Monthly Investment Plan and consequently the Share Matching Plan. The Managing Board will decide, each fiscal year, whether a new Monthly Investment Plan will be issued.
     d) Resulting Matching Shares

	Nine months ended	Nine months ended
	June 30, 2010	June 30, 2009
	Matching Shares	Matching Shares
Outstanding, beginning of period	1,266,444	—
Granted	445,148	1,324,637
Forfeited/settled	(74,097)	(42,917)

Outstanding, end of period	1,637,495	1,281,720

     Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. The fair value of matching shares granted on December 17, 2009, amounts to €47.18 per share. The fair values of matching shares granted amounted to €20.32 and €21.34, per share, respectively, depending on the grant date being either November 30, 2008 or December 17, 2008. In fiscal 2010 and 2009, the weighted average grant-date fair value of the resulting matching shares is €47.18 and €21.29 per share respectively, based on the number of instruments granted. Total fair value of matching shares granted in fiscal 2010 and 2009 amounted to €21 and €28, respectively.
15. Earnings per share

	Three months ended		Nine months ended
	June 30,		June 30,
(shares in thousands)	2010	2009	2010	2009
Income from continuing operations	1,441	1,224	4,451	3,439
Less: Portion attributable to non-controlling interest	(24)	(57)	(98)	(135)

Income from continuing operations attributable to shareholders of Siemens AG	1,417	1,167	4,353	3,304

Weighted average shares outstanding—basic	868,863	866,426	867,890	864,282
Effect of dilutive share-based payment	8,928	6,789	8,805	6,121

Weighted average shares outstanding—diluted	877,791	873,215	876,695	870,403

Basic earnings per share (from continuing operations)	1.63	1.35	5.02	3.82
Diluted earnings per share (from continuing operations)	1.61	1.34	4.97	3.80
     The dilutive earnings per share computation do not contain weighted average shares of 1,823 thousand and 3,091 thousand, in the nine months ended June 30, 2010 and 2009, respectively, since its inclusion would have been anti-dilutive in the periods presented.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
16. Segment Information
     Segment Information is presented for continuing operations. Accordingly, current and prior period Segment Information excludes discontinued operations. For a description of the Siemens segments see Note 37 of the Company’s Consolidated Financial Statements as of September 30, 2009.
     Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:
     Centrally managed portfolio activities
     Siemens completed the streamlining of Other Operations in the fourth quarter of fiscal 2009. Beginning with the first quarter of fiscal 2010, Segment Information includes a new line item for centrally managed activities generally intended for divestment or closure, which at present primarily includes the Electronics Assembly Systems business and activities remaining from the divestment of the former Communications (Com) business. Results for the new line item, Centrally managed portfolio activities, are stated on a comparable basis.
     Siemens Real Estate (SRE)
     Siemens Real Estate owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE is in the process of bundling additional corporate real estate. In the nine months ended June 30, 2010, assets with a carrying amount of €579 were transferred to SRE.
     Corporate items and pensions
     Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and, since fiscal 2010, costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities. In fiscal 2010, Centrally managed portfolio activities was implemented. The implementation resulted in reclassifications of prior period amounts to conform to the current period presentation.
     Eliminations, Corporate Treasury and other reconciling items
     Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.
     Measurement — Segments
     Accounting policies for Segment Information are based on those used for Siemens, which are described in Note 2 of the Company’s Consolidated Financial Statements as of September 30, 2009. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
     Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services
     Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, which are not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services since Management does not regard such items as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues (for financing issues regarding Equity Investments see paragraph below). The major categories of items excluded from Profit are presented below.
     Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions. Curtailments are a partial payback with regard to past service costs that affect Segment Profit.
     Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.
     The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.
     Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.
     Profit of the segment SFS
     Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.
     Asset measurement principles
     Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. Equity Investments include certain shareholder loans granted to investments reported in Equity Investments, primarily NSN. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Statements of Financial Position is presented below.
     New orders
     New orders are determined principally as estimated revenue of accepted customer purchase orders and order value changes and adjustments, excluding letters of intent. New orders are provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.
     Free cash flow definition
     Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service costs that affect Segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Amortization, depreciation and impairments
     Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.
     Measurement — Centrally managed portfolio activities and SRE
     Centrally managed portfolio activities follow the measurement principles of the Sectors. SRE applies the measurement principles of SFS.
     Reconciliation to Siemens’ Consolidated Financial Statements
     The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Statements of Financial Position:

	June 30,	September 30,
	2010	2009
Assets of Sectors	26,380	24,958
Assets of Equity Investments	3,463	3,833
Assets of Cross-Sector Businesses	13,386	11,945

Total Segment Assets	43,229	40,736

Reconciliation:
Assets Centrally managed portfolio activities	(461)	(543)
Assets SRE	4,843	4,489
Assets of Corporate items and pensions	(9,211)	(7,445)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intra-group financing receivables and investments	25,097	28,083
Tax-related assets	4,700	2,870
Liability-based adjustments:
Pension plans and similar commitments	8,054	5,938
Liabilities	40,871	38,112
Eliminations, Corporate Treasury, other items	(12,339)	(17,314)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	66,383	57,689

Total Assets in Siemens’ Consolidated Statements of Financial Position	104,783	94,926

     In the nine months ended June 30, 2010 and 2009, Corporate items and pensions in the column Profit includes €(556) and €(862), respectively, related to corporate items, as well as €(155) and €(258), respectively, related to pensions.
     In the nine months ended June 30, 2010, Corporate items includes €96 gains, net of related costs, from Siemens’ directors and officers insurance and from settlement agreements with former Managing and Supervisory Board members in conjunction with compliance matters as well as €40 related to the agreed recovery of funds frozen by authorities. For further information see Note 13.
     Corporate items in the nine months ended June 30, 2010 and 2009 include net expenses of €20 and €66 related to centrally charged termination benefits. In the three months ended June 30, 2010 and 2009, Corporate items include a net gain (loss) of €64 and €(53), respectively, associated with an asset retirement obligation; the nine months ended June 30, 2010 and 2009 include a net gain (loss) of €19 and €(53), respectively, associated with the asset retirement obligation. The three and nine months ended June 30, 2010 also include carve out costs related to Siemens IT Solutions and Services. The nine months ended June 30, 2009, include fees amounting to €90 for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
     In the nine months ended June 30, 2010 Capital Meters Holdings Ltd., an investment accounted under the equity method, held by Energy was sold, which resulted in a gain of €6 reported in Income (loss) from investments accounted for using the equity method, net.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

			Net cash provided by		Additions to intangible
			(used in) operating		assets and property,		Amortization,
	Free cash flow		activities		plant and equipment		depreciation and
	(I)= (II)+(III)		(II)		(III)		impairments
	Nine months ended		Nine months ended		Nine months ended		Nine months ended
	June 30,		June 30,		June 30,		June 30,
	2010	2009	2010	2009	2010	2009	2010	2009
Segment Information - based on continuing operations	4,121	628	5,475	2,230	(1,354)	(1,602)	2,098	2,073
Discontinued operations	(63)	(109)	(63)	(109)	—	—	—	—
Goodwill impairment	—	—	—	—	—	—	—	23

Siemens Consolidated Statements of Cash Flow	4,058	519	5,412	2,121	(1,354)	(1,602)	2,098	2,096

17. Related party transactions
     Joint ventures and associates
     The Company has relationships with many of its joint ventures and associates in the ordinary course of business whereby the Company buys and sells a wide variety of products and services generally on arm’s length terms.
     Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates are as follows:

			Purchases of goods and
	Sales of goods and		services and other
	services and other income		expense
	Three months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
Joint ventures	22	23	10	5
Associates	219	247	70	50

	241	270	80	55

			Purchases of goods and
	Sales of goods and		services and other
	services and other income		expense
	Nine months ended		Nine months ended
	June 30,		June 30,
	2010	2009	2010	2009
Joint ventures	76	153	24	211
Associates	692	802	194	150

	768	955	218	361

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

	Receivables		Liabilities
	June 30,	September 30,	June 30,	September 30,
	2010	2009	2010	2009
Joint ventures	41	25	5	13
Associates	162	129	144	73

	203	154	149	86
     As of June 30, 2010, liabilities to associates include capital commitments of €100 related to the formation of an associate. As of June 30, 2010, loans given to joint ventures and associates amount to €432 in total including a tranche of €250 in relation to a Shareholder Loan Agreement between Siemens and NSN. As of September 30, 2009, loans given to joint ventures and associates amounted to €869 including three tranches of €250 each in relation to a Shareholder Loan Agreement between Siemens and NSN. At the end of March 2010, both Siemens and Nokia converted an amount of €500 each of the Shareholder loan into preferred shares. The conversion resulted in an increase of €500 of our investment in NSN. The conversion does not result in a change to the existing shareholding ratios between Siemens and Nokia. Loans given to joint ventures amount to €24 as of June 30, 2010 (as of September 30, 2009: €24). In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In the three months ended June 30, 2010 the review resulted in net gains related to valuation allowances totaling €12. In the three months ended June 30, 2009 the review resulted in net losses related to valuation allowances totaling €1. In the nine months ended June 30, 2010 and 2009 the review resulted in net gains (losses) related to valuation allowances totaling €24 and €(38), respectively. As of June 30, 2010, valuation allowances amount to €38. As of September 30, 2009, valuation allowances amounted to €47.
     As of June 30, 2010, guarantees to joint ventures and associates amount to €5,431, including the HERKULES obligations of €3,090 (as of September 30, 2009: €5,740, including the HERKULES obligations of €3,490). As of June 30, 2010, guarantees to joint ventures amount to €440 (as of September 30, 2009: €48).
     Pension entities
     For information regarding the funding of our principal pension plans refer to Note 9. In the first nine months ended June 30, 2010, a liability from continuing lease involvement related to a previous sale and lease back transaction with entities controlled by the Siemens Pension-Trust e.V. was derecognized. For further information please refer to Note 3.
     Related individuals
     Related individuals include the members of the Managing Board and Supervisory Board.
     In the first nine months ended June 30, 2010 and 2009, no major transactions took place between the Company and members of the Managing Board and Supervisory Board.
     Some of the members of the Company’s Managing Board and Supervisory Board hold positions of significant responsibilities with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services generally at arm’s length terms.
     For information regarding the settlement agreements with former Managing and Supervisory board members refer to Note 13.
18. Supervisory Board and Managing Board
     At the Annual Shareholders’ Meeting on January 26, 2010, among others, the shareholders approved Siemens’ Managing Board member remuneration system in accordance with the German Act on the Appropriateness of Managing Board Remuneration (VorstAG) and the settlement agreements with former Managing and Supervisory Board members.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The Supervisory Board extended the appointments of the Managing Board members CFO Joe Kaeser and Healthcare Sector CEO Hermann Requardt for an additional five years. The decision is effective as of April 1, 2011, the date on which their current appointments expire.
     Dr. Heinrich Hiesinger will leave the Managing Board of Siemens AG at his own request on September 30, 2010 and resigned his responsibilites as Industry Sector CEO on June 30, 2010. Prof. Dr. Siegfried Russwurm assumed the responsibilites of Industry Sector CEO, effective July 1, 2010.
     Brigitte Ederer has been appointed a member of the Managing Board of Siemens AG effective July 1, 2010.

Review report
     To Siemens Aktiengesellschaft, Berlin and Munich
     We have reviewed the condensed interim consolidated financial statements comprising the consolidated statements of financial position, the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity, consolidated statements of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2009 to June 30, 2010 which are part of the quarterly financial report pursuant to Sec. 37x (3) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.
     We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW — Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review on Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRSs applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.
     Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRSs applicable to interim financial reporting as issued by the IASB and as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.
Munich, July 30, 2010
Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

/s/ Prof. Dr. Pfitzer	/s/ Krämmer
Wirtschaftsprüfer	Wirtschaftsprüfer

Quarterly summary
(in € unless otherwise indicated)

	Fiscal Year 2010			Fiscal Year 2009
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenue (in millions of €)(1)	19,170	18,227	17,352	19,714	18,348	18,955	19,634
Income from continuing operations (in millions of €)	1,441	1,484	1,526	(982)	1,224	955	1,260
Net income (in millions of €)	1,435	1,498	1,531	(1,063)	1,317	1,013	1,230
Free cash flow (in millions of €)(1) (2)	2,145	1,251	725	3,158	1,064	1,138	(1,574)

Key capital market data

Basic earnings per share(1)	1.63	1.69	1.70	(1.21)	1.35	1.05	1.43
Diluted earnings per share(1)	1.61	1.67	1.68	(1.21)	1.34	1.04	1.42

Siemens stock price (3)
High	79.23	74.42	69.00	66.45	54.99	56.19	63.73
Low	68.25	61.67	60.20	46.00	42.97	38.36	35.52
Period-end	74.02	74.15	64.21	63.28	49.16	43.01	52.68
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX ® index	2.88	14.95	(3.50)	10.70	(3.42)	(0.46)	(2.37)
Compared to Dow Jones STOXX ®index	6.15	13.89	(3.66)	10.42	(4.51)	(5.14)	2.24

Number of shares issued (in millions)	914	914	914	914	914	914	914

Market capitalization (in millions of €)(4)	64,329	64,417	55,686	54,827	42,593	37,265	45,434

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+	A+	A+ (5)	AA-	AA-
Moody’s	A1	A1	A1	A1	A1	A1	A1

(1)	Continuing operations.

(2)	Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(4)	Based on shares outstanding.

(5)	Changed from AA- to A+ on June 5, 2009.

Siemens financial calendar(1)

Preliminary figures for fiscal 2010/Press conference	Nov. 11, 2010
Annual Shareholders’ Meeting for fiscal 2010	Jan. 25, 2011

(1)	Provisional Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office) +49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Press Office) +49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Germany
Internet          www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2010 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: August 2, 2010	/s/	Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

	/s/	Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling